This Form CB contains 84 pages, including all exhibits.

[redacted]

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**



# FORM CB

## TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

| | |
|---|---|
| Securities Act Rule 801 (Rights Offering) | [ ] |
| Securities Act Rule 802 (Exchange Offer) | [X] |
| Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) | [ ] |
| Exchange Act Rule 14d-1(c) (Third Party Tender Offer) | [ ] |
| Exchange Act Rule 14e-2(d) (Subject Company Response) | [ ] |
| Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) | [X] |

[redacted]

[redacted]



Ito-Yokado Co., Ltd.; Seven-Eleven Japan Co., Ltd.; Denny's Japan Co., Ltd.

(Name of Subject Company)

N/A

(Translation of Subject Company's Name into English (if applicable))

Japan

(Jurisdiction of Subject Company's Incorporation or Organization)



Ito-Yokado Co., Ltd.
8-8, Nibancho, Chiyoda-ku
Tokyo, Japan
011-81-3-6238-2111

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

| Ito-Yokado Co., Ltd.: | Seven-Eleven Japan Co., Ltd.: | Denny's Japan Co., Ltd.: |
|---|---|---|
| Mika Nakamura | Youichi Tsuda | Kyosuke Suzuki |
| 8-8, Nibancho, Chiyoda-ku | 8-8, Nibancho, Chiyoda-ku, | 8-8, Nibancho, Chiyoda-ku |
| Tokyo, 102-8450, Japan | Tokyo, 102-8455, Japan | Tokyo, 102-8415, Japan |
| 011-81-3-6238-2142 | 011-81-3-6238-3738 | 011-81-3-6238-3525 |

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 10, 2005

(Date Tender Offer/Rights Offering Commenced)

## PART I - INFORMATION SENT TO SECURITY HOLDERS

### Item 1. Home Jurisdiction Documents

(a)

| Attachment | Description |
| --- | --- |
| A | English Translation of the convocation notice of the annual shareholders' meeting with its attachments and the proxy card, dated May 10, 2005, disseminated to the shareholders of Ito-Yokado Co., Ltd. |

(b) Not applicable.

### Item 2.Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in convocation notice of the annual shareholders' meeting with its attachments and the proxy card distributed to the U.S. shareholders of Ito-Yokado Co., Ltd.

## PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

**Exhibits.**

Not applicable.

## PART III - CONSENT TO SERVICE OF PROCESS

On April 21, 2005, Ito-Yokado Co., Ltd. filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

## PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ito-Yokado Co., Ltd.

By: Sakae Isaka

Name: Sakae Isaka
Title: Representative director, President and Chief Operating Officer
Date: May 11, 2005

**Attachment A**

*This convocation notice of the annual shareholders' meeting with its attachments and the proxy card are an English-language translation of the original Japanese-language version. To the extent that there are discrepancies between this translation and the original version, the original version shall be definitive.*

***Cautionary Note Regarding Forward-Looking Statements***

*All statements herein other than statements of historical fact are "forward-looking statements" for purposes of the United States securities laws. These statements reflect management's current views with respect to future events, financial performance and other aspects of our business. Statements that include the words "may," "estimate," "continue," "expect," "plan," "goal," "intend," "believe," "project," "anticipate" and similar statements of a forward-looking nature identify forward-looking statements.*

*All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. These factors may include the following:*

*(a)Seven & I Holdings Co., Ltd.'s or the Group's level of indebtedness and any resultant restrictions on financial flexibility;*
*(b)The continued availability of financing on acceptable terms in amounts sufficient to support the Group's future business;*
*(c)Competition that the Group will face from existing and potential future industry participants;*
*(d)Potential difficulties and demands on management's time resulting from the need to integrate the Group's businesses and operations following the joint-stock transfer; (e)Uncertainties relating to the Group's ability to achieve expected cost-savings or operational or financial synergies as a result of the joint-stock transfer;*
*(f)The extent to which Group members undertake acquisitions or enter into strategic joint ventures or partnerships, and the terms thereof;*
*(g)Uncertainties relating to the Group's expansion of its business activities internationally, including in the Peoples Republic of China;*
*(h)Uncertainties relating to the Group's expansion of its network of retail stores;*
*(i)Fluctuations in interest rates and foreign currency exchange rates;*
*(j)The availability, or increases in the cost, of products to be included in the Group's inventory;*
*(k)Changes in consumer tastes or spending patterns and their impact on demand for the Group's products and services;*
*(l) The loss of major customers or suppliers;*
*(m)Changes in applicable laws or regulation; and*
*(n)Japanese economic conditions.*

***U.S. Securities Law Matters***

*The proposed joint stock-transfer involves the issuance of the securities of a Japanese company in exchange for securities of Japanese companies. The transaction is subject to the disclosure requirements of Japanese law, which are different from those of the United States. Financial information included herein or in any disclosure document relating to the transaction is based on financial statements prepared in accordance with Japanese accounting standards, which may not be comparable to the financial statements of United States companies.*

*It may be difficult for U.S. investors to enforce their rights and any claim they may have with respect to the proposed joint stock-transfer that arise under the U.S. federal securities laws, since the issuer is located in a foreign country and some or all of its officers and directors may be residents of a foreign country. U.S. investors may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.*

**[Translation]**

Securities Code No. 8264
May 10, 2005

**To Shareholders:**

8-8 Nibancho, Chiyoda-ku, Tokyo
**Ito Yokado Co., Ltd.**

Sakae Isaka, President and Representative Director

# CONVOCATION NOTICE OF 47TH ANNUAL SHAREHOLDERS' MEETING

You are invited to attend the 47th annual shareholders' meeting of Ito Yokado Co., Ltd. (the "Company"), which will be held as indicated below.

**Shareholders who do not plan to attend the meeting are requested to read and consider the accompanying "Reference Matters Relating to the Exercise of Shareholders' Voting Rights," to indicate your vote for or against the proposed actions in the enclosed proxy card with your seal impressions affixed, and to return the completed proxy card to the Company by May 25, 2005 (Wednesday).**

## Particulars of the Meeting

1. **Date:** 10:00 a.m., May 26, 2005 (Thursday)
2. **Place:** Head office of the Company (8-8 Nibancho, Chiyoda-ku, Tokyo)
   First Floor Conference Room
   **(Please refer to the map on the back cover.)**
3. **Purposes of the Meeting**

   **Matters to be Reported:**

   1. Report on the Business Report, Balance Sheet, and Income Statement for the 47th Accounting Period (from March 1, 2004 to February 28, 2005).
   2. Report on the Consolidated Balance Sheet and Consolidated Income Statement for the 47th Accounting Period (from March 1, 2004 to February 28, 2005), and the results of audits of the consolidated financial statements by the accounting auditor and the board of corporate auditors.

   **Matters to be Approved:**

   **Proposal 1**: Approval of Proposed Appropriation of Retained Earnings for the 47th Accounting Period.

   **Proposal 2**: Incorporation of Absolute Parent Company by means of Stock-Transfer

   The outline of the proposal is shown in the accompanying "Reference Matters Relating to the Exercise of Shareholders' Voting Rights" (pp. 34- 67 in the original Japanese text).

   **Proposal 3**: Partial Amendments to the Articles of Incorporation

   The outline of the proposal is shown in the accompanying "Reference Matters Relating to the Exercise of Shareholders' Voting Rights" (p. 68 in the original Japanese text).

   **Proposal 4**: Election of Eighteen (18) Directors.

   **Proposal 5**: Election of Two (2) Corporate Auditors.

   **Proposal 6**: Presentation of Retirement Grants to the Retiring Director and Retiring Corporate Auditor.

If you attend the shareholders' meeting, please submit the the enclosed proxy card to the receptionist of the meeting.

Attached Documents

# Business Report

(From March 1, 2004 to February 28, 2005)

## 1. Outline of Business

### (1) Group business developments and achievements

The Group aims to conduct business that accurately grasps products and services for current customer needs, and consistently and swiftly responds to these needs in accordance with the policy of "responding to changes and adhering to the basics" and without relying on past data and experiences.

During the fiscal year under review, the Japanese economy showed signs of recovery on the back of increased exports to the U.S. and China, and improved corporate revenues and increased capital investments mainly in manufacturing industries; but there was a strong feeling of adjustment during the latter half of the year. Personal consumption was still uncertain, and in the retail industry, even though sales of some products such as summer products due to heat waves in the summer and digital appliances were strong, overall consumer purchasing behavior remained cautious. Also, back-to-back typhoons in the summer, unprecedented high temperatures from early autumn to winter, and prolonged low temperatures in early spring, significantly influenced sales trends in the retail industry.

In these business conditions, during the fiscal year under review, the Group achieved consolidated revenues from operations of ¥3,623,554 million (up 2.3% from the preceding year), consolidated operating income of ¥211,950 million (up 2.0% from the preceding year), consolidated ordinary income of ¥208,267 million (up 3.7% from the preceding year), and consolidated net income of ¥17,205 million (down 67.9% from the preceding year). The consolidated revenues from operations, consolidated operating income, and consolidated ordinary income increased because of steady performance in the convenience store business and significant revenue improvements in the financial services business. The main factor for the decline in consolidated net income was the posting of extraordinary losses of ¥20,882 million for business restructuring and ¥26,514 million for the early application of accounting for impairment of fixed assets, as well as the posting of a profit of ¥5,994 million on changes in equity and taxes of approximately ¥17,000 million for transfer gains recorded as a result of the Company's transfer of shares of Seven-Eleven, Inc., a U.S. convenience store chain, and IYG Holding Company to Seven-Eleven Japan Co., Ltd., a subsidiary of the Company.

The performance of each segment by business type is as follows.

In Superstore Operations, revenues from operations and operating income were ¥1,642,264 million (down 1.6% from the preceding year) and ¥7,814 million (down 63.1% from the preceding year), respectively. Both revenues from operations and operating income decreased because of continued sluggish personal consumption, slow sales of seasonal products in the Apparel and Household Related Goods Divisions due to the effects of the unseasonable weather, and insufficient merchandising in response to changes in the operating environment and customer needs.

In Convenience Store Operations, revenues from operations and operating income were ¥1,806,168 million (up 4.9% from the preceding year) and ¥195,385 million (up 4.2% from the preceding year), respectively. Both revenues from operations and operating income steadily increased as a result of outstanding product development and store opening strategies of Seven-Eleven Japan Co., Ltd., which conducts business in Japan. Steady performance by Seven-Eleven Inc., which conducts business in the U.S., also contributed to the improved performance.

In Restaurant Operations, revenues from operations and operating income were ¥126,181 million (down 0.0% from the preceding year) and ¥3,620 million (up 11.0% from the preceding year), respectively. The increase in operating income was due to the favorable

//

weather in the summer, when a sizeable portion of revenue is earned, and the aggressive introduction of new menu items.

In Financial Services, revenues from operations and operating income were ¥61,236 million (up 64.5% from the preceding year) and ¥5,401 million (¥3,936 million operating loss in the preceding year), respectively. the increase in revenues from operations is mainly because of an increase in income for IY-Bank Co., Ltd. and IY Card Service Co., Ltd. as a result of higher customer recognition and business expansion. The main factor in the significant improvement of operating income was the increase in profitability of IY-Bank Co., Ltd.

In Other Business Segments, including publishing and other services, revenues from operations and operating income were ¥17,195 million (up 16.7% from the preceding year) and ¥211 million (¥205 million of operating loss in the preceding year), respectively.

Group Sales by Business Segment

| Business segment | Net sales million of yen | Comparison with preceding year (%) | Component ratio (%) |
|---|---|---|---|
| Superstore operations | 1,615,503 | 98.4 | 50.4 |
| Convenience store operations | 1,448,963 | 104.6 | 45.3 |
| Restaurant operations | 123,997 | 100.0 | 3.9 |
| Financial services | 4,048 | 137.4 | 0.1 |
| Other business segments | 8,483 | 126.9 | 0.3 |
| Total | 3,200,997 | 101.3 | 100.0 |

(Notes) 1. Net sales for all chain stores of Seven-Eleven Japan Co., Ltd., a subsidiary of the Company, were ¥2,440,853 million. Net sales for convenience store operations in the table above only includes the sales of directly operated stores. The above total sales would be ¥5,520,542 million if the sales of franchises (the amount obtained by deducting net sales of directly-operated stores from those of all the chain stores) were included.

2. Actual sales above represents the amount after elimination of inter-company transactions.

Reference: Company Sales by Division

| Division | Net sales million of yen | Comparison with the preceding year (%) | Component ratio (%) |
|---|---|---|---|
| Women's apparel | 89,891 | 88.5 | 6.2 |
| Men's apparel | 58,978 | 91.5 | 4.1 |
| Accessories and miscellaneous | 46,640 | 97.5 | 3.2 |
| Underwear | 67,164 | 95.5 | 4.6 |
| Children's apparel | 51,982 | 89.4 | 3.6 |
| Apparel Division Total | 314,658 | 91.9 | 21.6 |
| Home furnishings | 69,909 | 93.8 | 4.8 |
| Sundries | 122,436 | 100.1 | 8.4 |
| Hobby and leisure goods | 59,573 | 98.5 | 4.1 |
| Household Related Goods Division Total | 251,918 | 97.9 | 17.3 |
| Processed foods | 356,590 | 102.6 | 24.5 |
| Fresh foods | 306,593 | 100.5 | 21.1 |
| Food Division Total | 663,184 | 101.6 | 45.6 |
| Other | 225,597 | 101.4 | 15.5 |
| Grand Total | 1,455,358 | 98.7 | 100.0 |

(Notes) 1. From this fiscal year under review, the classification of sales by division has been partially changed. Consequently, "comparisons with the preceding year" are shown based on the current year classification.

2. "Household Related Goods" includes, but is not limited to, the following:

Home furnishings...Bedding, interior, cloth and handicraft articles, electrical home appliances

Sundries...Household utensils, pharmaceuticals, cosmetics

Hobby and leisure goods...Stationery, toys, sporting goods, leisure goods

3. "Other" refers to sales to other Group companies and sales by tenants, etc.

## (2) Group capital expenditure and funds procurement

Total capital expenditure during the fiscal year under review reached ¥168,725 million. Funds for capital expenditures were appropriated from unsecured debentures already issued and own funds.

| Business segment | Capital expenditure |
|---|---|
| Superstore operations | 60,671 million of yen |
| Convenience store operations | 93,456 |
| Restaurant operations | 3,906 |
| Financial services | 7,410 |
| Other business segments | 3,281 |
| Total | 168,725 |

(Note) The above amounts include leasehold deposits and advances for store construction.

## (3) Matters to be dealt with by the Group

The overall sentiment is that the Japanese economy is headed for recovery, but personal consumption is still weak, and it is forecast that these severe conditions will continue. Also, the current consumer market in Japan is in a state of "saturation" with almost all products having already been put on the market. Under these circumstances, customer purchasing behavior is based more on new values such as freshness, convenience, safety, healthiness and taste. In addition, customer needs are changing more rapidly, and we are now at a stage where the loyalty of customers cannot be won unless we keep providing valuable and attractive products and services.

In this operating environment, the Group will continue to pursue products and services from the customers' perspectives in order to win their confidence. The Group recognizes that in order to sustain the Group's high growth potential, striving to strengthen its management structure and improve its profitability and capital efficiency from the perspective of the customer is a most important management issue. Therefore, in accordance with the basic policies of "strengthening the ability to develop products that can be differentiated from competitors, by promoting the organization and cooperation with external entities," "improving the ability to respond to changes based on thorough marketing activities," "promoting the establishment of management based on solid financial structures," and "increasing profitability by consolidating the Group's management resources," the Group has specified the following items as key issues and will do its utmost to promote structural reform: "new reforms in the retail business, focusing mainly on the recovery of profitability of the superstore operations," "further development of business bases in financial services," "development of the retail business in China," and the "the establishment of new businesses and the reform and improvement of Group management, including the conforming of the management of convenience store operations."

In order to improve the quality of management, the Group will constantly strive for comprehensive reforms, extending as far as the intricacies of management such as how each individual employee should do their work and what they should be aware of. The Group will also strive to establish a system that can rapidly and properly provide valuable products and services that are not available from competitors, and continue to be a corporate group that is trusted by customers. These endeavors will always be performed from the perspective of the customer. We greatly appreciate your further understanding and continuing support.

### (4) Summary of Group and Company business results and position of assets

① Summary of Group business results and position of assets

| Year / Item | 44th fiscal year (From March 1, 2001 to February 28, 2002) | 45th fiscal year (From March 1, 2002 to February 28, 2003) | 46th fiscal year (From March 1, 2003 to February 29, 2004) | 47th fiscal year (From March 1, 2004 to February 28, 2005) |
|---|---|---|---|---|
| Revenues from operations | ¥(3,179,480) mil.<br>3,112,500 | ¥3,530,316 mil. | ¥3,542,146 mil. | ¥3,623,554 mil. |
| Operating income | ¥(164,770) mil.<br>164,865 | ¥201,301 mil. | ¥207,783 mil. | ¥211,950 mil. |
| Ordinary income or net income before adjustments for taxes for a going concern | ¥ (175,507) mil.<br>175,602 | ¥189,590 mil. | ¥200,787 mil. | ¥208,267 mil. |
| Net income | ¥52,323 mil. | ¥46,623 mil. | ¥53,632 mil. | ¥17,205 mil. |
| Net income per share or basic net income per share | ¥125.20 | ¥110.67 | ¥128.25 | ¥40.73 |
| Total assets | ¥2,379,894 mil. | ¥2,401,736 mil. | ¥2,461,927 mil. | ¥2,574,817 mil. |
| Net assets | ¥1,127,316 mil. | ¥1,111,475 mil. | ¥1,138,210 mil. | ¥1,144,504 mil. |
| Net assets per share | ¥2,693.60 | ¥2,656.24 | ¥2,726.99 | ¥2,742.42 |

(Notes)

1. Figures for the 44th fiscal year are based on generally accepted accounting standards in the U.S., and those for the 45th fiscal year and thereafter are based on "Regulation concerning Terminology, Forms and Preparation Methods of Consolidated Financial Statements" (October 30, 1976, Ministerial Ordinance of the Ministry of Finance No. 28).
2. Figures for the 44th fiscal year were partially revised (unaudited) in the 46th fiscal year based on the provisions of the U.S. Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The figures in parentheses for the 44th fiscal year represent those before the said revision in the 45th fiscal year.
3. From the 45th fiscal year, net income per share and net assets per share are calculated by the application of the "Accounting Standards for Net Income per Share" (Corporate Accounting Standards No. 2) (September 25, 2002, Corporate Accounting Standards Executive Committee) and "Application Guidelines for Accounting Standards regarding Net Income per Share" (Application Guidelines for Corporate Accounting No. 4) (September 25, 2002, Corporate Accounting Standards Executive Committee).
4. Net income per share was calculated based on the average total number of shares in issue during the fiscal year (deducting the number of treasury stock).
5. Net assets per share were calculated based on the number of shares issued as at the end of the fiscal year (deducting the number of treasury stock).

② Summary of Company business results andposition of assets

| Item \ year | 44th fiscal year (From March 1, 2001 to February 28, 2002) | 45th fiscal year (From March 1, 2002 to February 28, 2003) | 46th fiscal year (From March 1, 2003 to February 29, 2004) | 47th fiscal year (From March 1, 2004 to February 28, 2005) |
|---|---|---|---|---|
| Revenues from operations (Net sales) | ¥1,510,945 mil. (1,491,067) | ¥1,527,688 mil. (1,506,131) | ¥1,493,962 mil. (1,474,808) | ¥1,473,583 mil. (1,455,358) |
| Operating income | ¥30,573 mil. | ¥34,559 mil. | ¥24,103 mil. | ¥8,800 mil. |
| Ordinary income | ¥46,136 mil. | ¥49,242 mil. | ¥42,317 mil. | ¥27,081 mil. |
| Net income | ¥25,791 mil. | ¥42,767 mil. | ¥28,695 mil. | ¥17,509 mil. |
| Net income per share | ¥61.70 | ¥101.79 | ¥68.65 | ¥41.74 |
| Total assets | ¥1,043,946 mil. | ¥1,095,590 mil. | ¥1,078,299 mil. | ¥1,076,957 mil. |
| Net assets | ¥707,277 mil. | ¥734,852 mil. | ¥748,177 mil. | ¥752,003 mil. |
| Net assets per share | ¥1,689.35 | ¥1,755.67 | ¥1,791.92 | ¥1,801.25 |

(Notes)

1. From the 46th fiscal year, financial statements were prepared based on "Commercial Law Enforcement Regulation" (March 29, 2002, Ministerial Ordinance of the Ministry of Justice No. 22, Final Revision; January 13, 2005, Ministerial Ordinance of the Ministry of Justice No. 4). Accordingly, "net income" ("*to-ki rieki*") and "net income per share" ("*hitokabu atari to-ki rieki*") that we previously used are disclosed as "net income" ("*to-ki junrieki*") and "net income per share," ("*hitokabu atari to-ki junrieki*") respectively.
2. From the 45th fiscal year, net income per share and net assets per share are calculated by the application of the "Accounting Standards for Net Income per Share" (Corporate Accounting Standards No. 2) (September 25, 2002, Corporate Accounting Standards Executive Committee) and "Application Guidelines for Accounting Standards regarding Net Income per Share" (Application Guidelines for Corporate Accounting No. 4) (September 25, 2002, Corporate Accounting Standards Executive Committee).
3. Net income per share was calculated based on the average total number of shares in issue during the fiscal year (deducting the number of treasury shares).
4. Net assets per share were calculated based on the number of shares issued as at the end of the fiscal year (deducting the number of treasury shares).

## 2. Outline of the Group and Company (as of February 28, 2005)

### (1) Major Business of Group Companies

The Group is a corporate group consisting of 65 companies (including the Company) that belong to various business types in the retail industry. The Group mainly conducts the superstore, convenience store and restaurant operations as well as financial services.
The business description of each segment, the major companies, and the number of companies are as follows.

| Business description | | Major Group Companies |
|---|---|---|
| Superstore Operations | Superstore (4 companies) | Ito-Yokado Co., Ltd., Marudai Co., Ltd., Chengdu Ito-Yokado Co., Ltd., * Hua Tang Yokado Commercial Co., Ltd. |
| | Supermarket (4 companies) | YorkMart Co., Ltd., San-A Co., Ltd. Beijing Wang fu jing Yokado Commercial Co., Ltd., *York-Benimaru Co., Ltd. |
| | Department Store (1 company) | Robinson Department Store Co., Ltd. |
| | Specialty Shop (2 companies) | Mary Ann Co., Ltd., Oshman's Japan Co., Ltd. |
| | Food Manufacturing and Processing (1 company) | IY Foods K.K. |
| Convenience Store Operations (35 companies) | | Seven-Eleven Japan Co., Ltd., 7-Eleven, Inc., IYG Holding Company, Seven-Eleven (Hawaii), Inc., Seven-Eleven (Beijing) Co., Ltd. |
| Restaurant Operations (3 companies) | | Denny's Japan Co., Ltd., Famil Co., Ltd., York Bussan K.K. |
| Financial Services (5 companies) | | IY-Bank Co., Ltd., IYCard Service Co., Ltd., SE Capital Corporation, IYG Financial Center Co., Ltd., York Insurance Co., Ltd. |
| Other | Publishing (1 company) | Shiba Park Publishing Co., Ltd. |
| | Real Estate (2 companies) | IY Real Estate Co. Ltd. |
| | Services & Other (7 companies) | K.K. York-Keibi, IYG Life Design Research Center Co., Ltd., 7dream.com, Seven-Meal Service Co., Ltd., Terre Verte Co., Ltd., * Seven And I Corp. |

(Note) Companies marked with * above are affiliates of the Company, and all other companies are subsidiaries, except the Company.

## (2) Major places of business of Group

① The Company

•Head office: 8-8 Nibancho, Chiyoda-ku, Tokyo

•Directly-operated stores: 181 stores (an increase of 4 stores from the preceding year)

| Prefecture | Names of Superstores |
|---|---|
| Hokkaido (14 stores) | Kita-Yonjunijo, Tomakomai, Ebetsu, Asahikawa, Hakodate, Kushiro, Eniwa, Kitami, Shinkawa, Kotoni, Fukusumi, Obihiro, Tonden, Chitose |
| Aomori (4 stores) | Hirosaki, Goshogawara, Hachinohe-Numadate, Aomori |
| Iwate (1 store) | Hanamaki |
| Miyagi (3 stores) | Ishinomakinakazato, Sendaiizumi, Ishinomakiakebono |
| Akita (1 store) | Akita |
| Fukushima (4 stores) | Taira, Iwaki-Ueda, Fukushima, Koriyama |
| Ibaraki (5 stores) | Takahagi, Koga, Hitachi, Tsuchiura, Ryugasaki |
| Tochigi (4 stores) | Oyama, Ashikaga, Kanuma, Utsunomiya |
| Gunma (3 stores) | Fujioka, Maebashi, Isesaki |
| Saitama (22 stores) | Kawagoe, Koshigaya, Warabi, Kawaguchi, Urawa, Shinden, Nishikawaguchi, Kuki, Sengendai, Sakado, Higashimatsuyama, Fukaya, Omiya, Ageo, Kazo, Soka, Wako, Kasukabe, Kamifukuoka-Higashi, Nishikicho, Omiya Miyahara, Saitama Oi |
| Chiba (21 stores) | Kashiwa, Goko, Kimitsu, Ichihara, Yotsukaido, Kamagaya, Tsudanuma, Anesaki, Matsudo, Funabashi, Yabashira, Yahatajuku, Abiko, Nagareyama, Espa Abiko, Higashinarashino, Usui, Makuhari, Narita, Shin-Urayasu, Yachiyo |
| Tokyo (33 stores) | Senju, Tateishi, Hikifune, Togoshi, Minowa, Nishiarai, Takasago, Kamiitabashi, Kanamachi, Higashimurayama, Fuchu, Takenotsuka, Musashisakai, Takiyama, Koiwa, Tama-Center, Ayase, Espa Akishima, Yotsugi |

| Prefecture | Names of Superstores |
|---|---|
| | Higashikurume, Akabane, Tanashi, Kameari, Koigakubo, Ohimachi, Minamiosawa, Hachioji, Kasai, Kiba, Haijima, Higashiyamato, Kokuryo, Ohmori |
| Kanagawa (30 stores) | Sagamihara, Hashimoto, Kamiooka, Fujisawa, Kibogaoka, Atsugi, Yokodai, Tama Plaza, Katsuradai, Chigasaki, Hadano, Ofuna, Tsunashima, Wakabadai, Kaminagaya, Musashikosugi, Tsurugamine, Isehara, Mizonokuchi, Shinyurigaoka, Kobuchi, Odawara, Tsurumi, Kawasaki-Minatocho, Nokendai, Yokahamabessho, Espa Kawasaki, Yamato-Tsuruma, Shonandai, Tateba |
| Niigata (2 stores) | Naoetsu, Niigatakido |
| Yamanashi (2 stores) | Fujiyoshida, Kofushowa |
| Nagano (5 stores) | Ueda, Nagano, Shiojiri, Espa Matsumoto, Minamimatsumoto |
| Gifu (2 stores) | Kagamihara, Yanaizu |
| Shizuoka (6 stores) | Fuji, Numazu, Shizuoka, Hamamatsu Ekimae, Mishima, Hamamatsu Miyatake |
| Aichi (8 stores) | Toyohashi, Kariya, Inuyama, Komaki, Chita, Narumi, Anjo, Owariasahi |
| Kyoto (1 store) | Rokujizo |
| Nara (1 store) | Nara |
| Osaka (3 stores) | Sakai, Higashi Osaka, Tsukuno |
| Hyogo (4 stores) | Kakogawa, Hirohata, Akashi, Koshien |
| Okayama (1 store) | Okayama |
| Hiroshima (1 store) | Fukuyama |
| Total | 181 stores |

(Notes)

1. A total of 8 new stores were opened as follows: the Tsukuno (Osaka Prefecture) and Omiya Miyahara (Saitama Prefecture) stores in April 2004, Akashi (Hyogo Prefecture) store in September 2004, Utsunomiya (Tochigi Prefecture) store in October 2004, Saitama Oi (Saitama Prefecture) and Koshien (Hyogo Prefecture) stores in November 2004, and Kokuryo (Tokyo) and Omori (Tokyo) stores in December 2004.
2. In addition to the above stores, there is also the Good Day House Harajuku (Tokyo) store.
3. A total of 4 stores were closed as follows: the Yuki (Ibaraki Prefecture) store in July 2004, Nirasaki (Yamanashi Prefecture) store in August 2004, Utsunomiya (Tochigi Prefecture) store in September 2004, and Kamifukuoka-Nishi (Saitama Prefecture) store in November 2004.

② Major subsidiaries and affiliates

Seven-Eleven Japan Co., Ltd. (subsidiary)
•Head office: 8-8 Nibancho, Chiyoda-ku, Tokyo
•Directly-operated stores: 778 stores (an increase of 28 stores from the preceding year)

Denny's Japan Co., Ltd. (subsidiary)
•Head office: 8-8 Nibancho, Chiyoda-ku, Tokyo
•Directly-operated stores: 582 stores (an increase of 4 stores from the preceding year)

York-Benimaru Co., Ltd. (affiliate)
•18-2 Asahi 2-chome, Koriyama-shi, Fukushima
•Directly-operated stores: 110 stores (an increase of 6 stores from the preceding year)

**(3) Common stock of the Company**

① Total number of authorized shares to be issued by the Company: 840,000,000 shares
② Total number of shares issued: 418,717,685 shares
③ Number of shareholders: 12,586
④ Principal shareholders (ten largest shareholders)

| Shareholder | Investment by each major shareholder in the Company | | Investment by the Company in each major shareholder | |
|---|---|---|---|---|
| | Number of shares held | Percentage of voting rights | Number of shares held | Percentage of voting rights |
| | thousand shares | % | thousand shares | % |
| Ito-Kogyo Yugen Kaisha | 54,669 | 13.1 | — | — |
| Japan Trustee Services Bank, Ltd. (Trust account) | 26,942 | 6.5 | — | — |
| Japan Master Trust Banking Kabushiki Kaisha (Trust account) | 24,135 | 5.8 | — | — |
| Dai-Ichi Mutual Life Insurance Company | 11,229 | 2.7 | — | — |
| The Nomura Securities Co., Ltd. | 10,616 | 2.5 | — | — |
| Nippon Life Insurance Company | 8,657 | 2.1 | — | — |
| Mitsui Sumitomo Insurance Company, Limited | 7,768 | 1.9 | 1,081 | 0.1 |
| Deutsche Bank AG Frankfurt | 6,530 | 1.6 | — | — |
| State Street Bank and Trust Company 505103 | 6,388 | 1.5 | — | — |
| Ito Create Yugen Kaisha | 6,221 | 1.5 | — | — |

**(4) Acquisition, disposal and holding of treasury stock**

① Shares acquired
Common stock: 31,351 shares
Total amount of purchase price: ¥137 million
② Shares disposed
Common stock: 5,010 shares
Total amount of disposal price: ¥21 million
③ Shares cancelled
None
④ Shares held at the end of fiscal year
Common stock: 1,274,190 shares

## (5) Employees

### ① Group Employees

| Business segment \ Item | Number of employees | Change from the end of the preceding year |
|---|---|---|
| Superstore operations | 16,413 persons | 150 persons (decrease) |
| Convenience store operations | 27,705 persons | 734 persons (increase) |
| Restaurant operations | 2,024 persons | 106 persons (decrease) |
| Financial services | 236 persons | 32 persons (increase) |
| Other business segments | 463 persons | 14 persons (decrease) |
| Total | 46,841 persons | 496 persons (increase) |

(Notes) 1. The number of employees represents the number of employees on the payroll (i.e., employees transferred from the Group to companies outside of the Group are excluded, and those transferred from companies outside of the Group to the Group are included).

2. In addition to the above, the Group employs 72,265 part-time workers (being the monthly average number of workers, calculated on the basis of each worker working 8 hours a day).

### ② Company Employees

| Sex \ Item | Number of employees | Change from the end of the preceding year | Average age | Average length of service |
|---|---|---|---|---|
| Male | 9,126 persons | 295 persons (decrease) | 40 years and 6 months | 17 years and 9 months |
| Female | 3,657 persons | 260 persons (decrease) | 32 years and 2 months | 10 years and 11 months |
| Total/Average | 12,783 persons | 555 persons (decrease) | 38 years and 2 months | 15 years and 10 months |

(Notes) 1. From the fiscal year under review, the number of employees represents the number of employees on the payroll (i.e., employees transferred from the Group to companies outside of the Group are excluded, and those transferred from companies outside of the Group to the Group are included).

2. In addition to the above, the Group employs 35,347 part-time workers (being the monthly average number of workers calculated on the basis of 8 hours a day and 163 hours per month).

**(6) Subsidiaries and affiliates**

① Major subsidiaries

| Company | Paid-in Capital | Percentage of voting rights | Principal business |
|---|---|---|---|
| Seven-Eleven Japan Co., Ltd. | ¥17,200 mil. | 52.0% | Convenience stores |
| Denny's Japan Co., Ltd. | ¥7,125 mil. | 52.0% | Restaurants |
| IYG Holding Company (U.S.A.) | US$1 | 100.0% | Holding company |
| Seven-Eleven, Inc. (U.S.A.) | US$11,000 | 73.8% | Convenience stores |
| IYBank Co., Ltd. | ¥61,000 mil. | 54.7% | Bank |

(Notes)
1. 100% of the voting rights of IYG Holding Company are indirectly owned by the Company.
2. 73.8% of the voting rights of Seven-Eleven, Inc. are indirectly owned by the Company.
3. 24.9% of the voting rights of IYBank Co., Ltd., are indirectly owned by the Company.

② Other major subsidiaries and affiliates

| Company | Paid-in Capital | Percentage of voting rights | Principal business |
|---|---|---|---|
| York-Benimaru Co., Ltd. | ¥9,927 mil. | 36.5% | Supermarket |

(Note) 4.9% of the voting rights of York-Benimaru Co., Ltd., are indirectly owned by the Company.

③ Process and outcome of accounting for subsidiaries and affiliates

The number of consolidated subsidiaries of the Company is 54, and the number of non-consolidated subsidiaries and affiliates for which the equity method is applied is 9.

The following is a summary of the Company's operations on a consolidated basis for the year ended February 28, 2005 (March 1, 2004 – February 28, 2005).

| Revenues from Operations (comparison with the preceding year) | Operating income (comparison with the preceding year) | Ordinary income (comparison with the preceding year) | Net income (comparison with the preceding year) | Net income per share (comparison with the preceding year) |
|---|---|---|---|---|
| ¥3,623,554 mil. (102.3%) | ¥211,950 mil. (102.0%) | ¥208,267 mil. (103.7%) | ¥17,205 mil. (32.1%) | ¥40.73 (31.8%) |

## (7) Principal lenders, amounts of borrowing and the number of shares held by lenders

| Lender | Amount of borrowing | Company shares held by lender | |
|---|---|---|---|
| | | Number of shares held | Percentage of voting rights |
| Meiji Yasuda Life Insurance Company | million yen<br>4,350 | thousand shares<br>1,262 | %<br>0.3 |
| Nippon Life Insurance Company | 3,625 | 8,657 | 2.1 |
| Sumitomo Life Insurance Company | 1,812 | 1,000 | 0.2 |
| Resona Bank, Ltd. | 400 | 4,645 | 1.1 |
| Sumitomo Mitsui Banking Corporation | 400 | 4,000 | 1.0 |

## (8) Directors and Corporate Auditors

| Position and responsibility in the Company or main occupation | | Name |
|---|---|---|
| * Chairman | (Chairman and Representative Director of Seven-Eleven Japan Co., Ltd.) | Toshifumi Suzuki |
| Executive Vice Chairman | (Chairman and Representative Director of York-Benimaru Co., Ltd.) | Nobutake Sato |
| * President | | Sakae Isaka |
| Senior Managing Director | (Chief of China Division) | Akihiko Hanawa |
| Senior Managing Director | (Chief of Administration & Development Group) | Noritoshi Murata |
| Senior Managing Director | (Chief of Development Division) | Atsushi Kamei |
| Senior Managing Director | (Chief of Store Operating Division) | Akira Hinosawa |
| Managing Director | (Chief of Corporate Communications Department and Office of Social and Cultural Affairs) | Sakue Mizukoshi |
| Managing Director | (Chief of Administration Division) | Minoru Inaoka |
| Managing Director | (Chief of Household Goods Division) | Yoshiaki Ota |
| Managing Director | (Chief of Office of the President) | Katsuhiro Goto |
| Director | (Professor for International Business Administration Department, International School of Economics and Business Administration of Reitaku University) | Scott T. Davis |
| Director | (Chief of Foods Division) | Yoji Okamura |
| Director | (Chief of Financial Division) | Shiro Ozeki |
| Director | (Chief of Corporate Planning Office) | Yoshihiro Tanaka |
| Director | (Chief of Advertising & Sales Promotion Department) | Shigetada Aoki |
| Director | (Zone Manager of Tohoku Zone) | Tamio Uchida |
| Standing Corporate Auditor | | Ikuo Kanda |
| Standing Corporate Auditor | | Toshiro Ikadai |
| Corporate Auditor | (Honorary Adviser of Sumitomo Mitsui Banking Corporation) | Kenichi Suematsu |
| Corporate Auditor | (Lawyer) | Yoko Suzuki |

(Notes) 1. * Asterisk indicates Representative Director

2. Changes in Directors during the fiscal year under review

| Assumed office: | Resigned from office: |
|---|---|
| Scott T. Davis (assumed on May 27, 2004) | Masatoshi Ito (resigned on May 27, 2004) |
| Tamio Uchida (assumed on May 27, 2004) | Yoshinobu Naito (resigned on May 27, 2004) |
| | Shigeo Kawa (resigned on May 27, 2004) |
| | Akira Sakamoto (resigned on May 27, 2004) |
| | Hidehito Toda (resigned on May 27, 2004) |
| | Yasumitsu Yokokura (resigned on May 27, 2004) |

3. Change in Corporate Auditors during the fiscal year under review

| Assumed office: | Resigned from office: |
|---|---|
| Toshiro Ikadai (assumed on May 27, 2004) | Mitsuo Goto (resigned on May 27, 2004) |

4. Mr. Scott T. Davis, Director, is an outside director as prescribed in Article 188, Section 2, Item 7-2 of the Commercial Code of Japan.

5. Mr. Kenichi Suematsu and Ms. Yoko Suzuki, Corporate Auditors, are outside corporate auditors as prescribed in Article 18, Section 1 of "The Law for Special Provisions for the Commercial Code Concerning Audits, etc., of Kabushiki-Kaisha."

6. Executive officers as of February 28, 2005 are as follows.

| Position | Name |
|---|---|
| Chief Executive Officer (CEO) | Toshifumi Suzuki |
| Chief Operating Officer (COO) | Sakae Isaka |
| Senior Executive Officer | Akihiko Hanawa |
| Senior Executive Officer | Noritoshi Murata |
| Senior Executive Officer | Atsushi Kamei |
| Senior Executive Officer | Akira Hinosawa |
| Managing Executive Officer | Sakue Mizukoshi |
| Managing Executive Officer | Minoru Inaoka |
| Managing Executive Officer | Yoshiaki Ota |
| Managing Executive Officer | Katsuhiro Goto |
| Managing Executive Officer | Yoshiyuki Yamaguchi |
| Executive Officer | Yoji Okamura |
| Executive Officer | Shiro Ozeki |
| Executive Officer | Yoshihiro Tanaka |
| Executive Officer | Shigetada Aoki |
| Executive Officer | Tamio Uchida |
| Executive Officer | Shigeo Kawa |
| Executive Officer | Yasumitsu Yokokura |
| Executive Officer | Yoshiaki Jitsukawa |
| Executive Officer | Yukito Iwadare |
| Executive Officer | Yasuo Takaha |
| Executive Officer | Hiroshi Mugikura |
| Executive Officer | Hideo Makino |
| Executive Officer | Akihiko Shimizu |

## (9) Remuneration paid to Directors and Corporate Auditors

| Classification | Fixed remuneration | | Bonus | |
|---|---|---|---|---|
| | Number of recipients | Amount paid | Number of recipients | Amount paid |
| Director | 24 persons | ¥309 mil. | 12 persons | ¥97 mil. |
| Corporate Auditor | 5 persons | ¥40 mil. | 4 persons | ¥8 mil. |
| Total | 29 persons | ¥349 mil. | 16 persons | ¥105 mil. |

(Notes) 1. In addition to the above, ¥100 million was paid as employee salary equivalents (including bonuses) to 11 Directors who have concurrent positions as employees. Also, ¥1,401 million and ¥12 million were paid to 7 retiring Directors and 1 retiring Corporate Auditor, respectively.

2. The numbers of Directors and Corporate Auditors as of the end of the current fiscal year were 17 and 4, respectively.

## (10) Remuneration to be paid to accounting auditors

| | Amount paid |
|---|---|
| ① Total remuneration to be paid by the Company and its subsidiaries to outside auditors | ¥211 mil. |
| ② The portion of the total remuneration in 1. above to be paid as consideration for audits performed in accordance with Article 2, Section 1 of the Certified Public Accountant Law. | ¥194 mil. |
| ③ The portion of the amount in 2. above to be paid by the Company to outside auditors as consideration for their accounting audit | ¥56 mil. |

(Note) Since the audit contract between the Company and accounting auditors does not clearly specify the fees for either the audit based on the "The Law for Special Provisions for the Commercial Code Concerning Audits, etc., of Kabushiki-Kaisha" or the audit based on the Securities Exchange Law, and since no substantial classification is possible, the amount in 3. above represents the total amount for such audits.

## 3. Important matters related to the Group that occurred after the fiscal year end

None.

(Notes)

1. In this business report, any amount less than the indicated unit is rounded down. However, any fractions of percentages of 0.05 or more are rounded up to 0.1. With respect to net income per share, basic net income per share and net assets per share stated in 1.(4) "Summary of Group and Company business results and financial position" and 2.(6)3. "Process and outcome of accounting for subsidiaries and affiliates," any amount of 0.5 million or more, 0.05% or more and ¥0.005 or more is rounded up to one million, 0.1% and ¥0.01, respectively.
2. Consumption and excise taxes, etc. are not included in the accounting.

[Translation]

# BALANCE SHEET
(As of February 28, 2005)

(Millions of yen)

| Item | Amount | Item | Amount |
|---|---|---|---|
| **(Assets)** | | **(Liabilities)** | |
| **Current Assets** | **378,780** | **Current Liabilities** | **165,771** |
| Cash and bank deposits | 202,170 | Notes payable - trade | 928 |
| Accounts receivable - trade | 17,982 | Accounts payable - trade | 71,409 |
| Marketable securities | 19,941 | Short-term loans | 2,465 |
| Merchandise inventories | 76,241 | Current portion of bonds | 20,000 |
| Supplies inventories | 134 | Accounts payable - other | 14,341 |
| Prepaid expenses | 8,028 | Income taxes payable | 16,069 |
| Short-term loans receivable | 646 | Consumption tax withheld | 1,252 |
| Deposits paid | 20,000 | Accrued expenses | 11,948 |
| Accounts receivable - other | 6,889 | Deposits received | 3,134 |
| Short-term leasehold deposits | 8,416 | Allowance for bonuses to | |
| Deferred income taxes | 16,031 | employees | 5,960 |
| Other | 2,298 | Allowance for sales promotion | 2,964 |
| | | Notes payable - construction | 3,337 |
| **Fixed Assets** | **698,176** | Gift tickets issued | 10,118 |
| **Tangible fixed assets** | **272,818** | Other | 1,841 |
| Buildings | 97,971 | | |
| Structures | 7,235 | **Non-Current Liabilities** | **159,183** |
| Vehicles | 2 | Long-term loans | 9,112 |
| Furniture and equipment | 10,768 | Corporate bonds | 100,000 |
| Land | 146,510 | Allowance for retirement | |
| Construction in progress | 10,328 | benefits to directors and | |
| | | corporate auditors | 1,230 |
| **Intangible assets** | **5,872** | Deposits received from tenants | 46,509 |
| Right of leasehold | 3,040 | Deferred income taxes | 550 |
| Software | 2,627 | Other | 1,780 |
| Other | 203 | **Total liabilities** | **324,954** |
| | | **(Shareholders' Equity)** | |
| **Investments and other assets** | **419,486** | **Common stock** | **47,987** |
| Investments in securities | 22,622 | **Capital surplus** | **121,658** |
| Investments in subsidiaries | 94,643 | Additional paid in capital | 121,477 |
| Investments in capital | 4,601 | Other capital surplus | 181 |
| Long-term loans receivable | 11,705 | **Retained earnings** | **584,187** |
| Long-term leasehold deposits | 239,608 | Legal reserve | 11,700 |
| Long-term prepaid expenses | 6,309 | General reserve | 510,459 |
| Prepaid pension cost | 23,677 | Reserve for deferred gains on | |
| Advances for store construction | 15,542 | sales of property and | |
| Other | 4,925 | equipment | 1,373 |
| Allowance for doubtful accounts | (4,149) | Other reserves | 509,086 |
| | | Unappropriated retained earnings | 62,028 |
| | | **Net unrealized gain on securities** | **2,124** |
| | | Net unrealized gain on available- | |
| | | for-sale securities | 2,124 |
| | | **Treasury stock** | **(3,956)** |
| | | **Total shareholders' equity** | **752,003** |
| **Total assets** | **1,076,957** | **Total liabilities & shareholders' equity** | **1,076,957** |

## PROFIT AND LOSS STATEMENT

(From March 1, 2004 to February 28, 2005)

(Millions of yen)

| Item | Amount |
|---|---|
| **Ordinary Income and Loss:** | |
| **Operating Revenue and Expenses:** | |
| **Revenues from operations** | **1,473,583** |
| Net sales | 1,455,358 |
| Rental income | 14,355 |
| Other operating revenue | 3,869 |
| **Operating expenses** | **1,464,782** |
| Cost of sales | 1,060,081 |
| Selling, general and administrative expenses | 404,700 |
| **Operating income** | **8,800** |
| **Non-Operating Income and Expenses:** | |
| **Non-operating income** | **20,494** |
| Interest income and dividends | 19,974 |
| Other | 520 |
| **Non-operating expenses** | **2,213** |
| Interest expense | 1,704 |
| Other | 509 |
| **Ordinary income** | **27,081** |
| **Special Gains and Losses:** | |
| **Special gains** | **39,414** |
| Gain from sales of property and equipment | 16 |
| Gain from sales of investments in subsidiaries | 35,709 |
| Gain from sales of a subsidiary's convertible bond | 2,816 |
| Other | 871 |
| **Special losses** | **41,815** |
| Loss on disposals of property and equipment | 1,551 |
| Impairment loss of property and equipment | 17,819 |
| Loss on business restructuring | 20,882 |
| Head office relocation expenses | 1,230 |
| Other | 332 |
| **Income before income taxes** | **24,680** |
| Income taxes – Current | 17,496 |
| Income taxes – Deferred | (10,325) |
| **Net income for the year** | **17,509** |
| Retained earnings brought forward | 51,198 |
| Interim dividends | 6,679 |
| **Unappropriated retained earnings** | **62,028** |

(Notes)

1. Significant accounting policies

(1) Valuation method for securities

(a) Investment in subsidiaries and affiliates are valued at cost, determined using the moving-average method.

(b) Available-for-sale securities are classified into two categories:

Fair value is available

Securities, whose fair value is available, are valued at the quoted market price prevailing at the end of the fiscal year. Net unrealized gains or losses on these securities are reported as a separate component of shareholders' equity at a net-of-tax amount. Cost of sales is determined by the moving-average method.

Fair value is not available

Securities, whose fair value is not available, are principally valued at cost, determined by the moving-average method.

(2) Valuation method for derivatives

Derivative financial instruments are valued at fair value.

(3) Valuation method for Inventories

(a) Fresh foods are valued at cost, determined by the last purchase price method.

(b) Merchandises at stores (except fresh foods) are valued at the lower of cost or market, determined by the retail method.

(c) Merchandises at distribution centers (except fresh foods) are valued at cost, determined by the moving-average method.

(d) Supplies are valued at cost, determined by the last purchase price method.

(4) Depreciation and amortization

(a) Property and equipment

Depreciation expenses are computed using the declining-balance method.

(b) Intangible assets

Amortization expenses for intangible assets are computed using the straight-line method. Software for internal use is amortized using the straight-line method over an estimated useful life of 5 years.

(5) Allowances

(a) Allowance for doubtful accounts

An allowance for doubtful accounts is provided against potential losses on collection at an amount measured using a historical bad debt ratio for normal receivables, plus an amount individually measured on collectibility of receivables that are expected to be uncollectible due to bad financial condition or insolvency.

(b) Allowance for bonuses to employees

An allowance for bonuses to employees is provided for bonuses payable to employees at the amount expected to be paid in respect of the calculation period ended on the balance sheet date.

(c) Allowance for accrued pension and severance costs (Prepaid pension cost)

An allowance for accrued pension and severance costs is provided at the amount incurred during the fiscal year, which is based on the estimated present value of the projected benefit obligation less the estimated fair value of the plan assets at the end of the fiscal year. The excess of the estimated fair value of the plan assets over the estimated present value of projected benefit obligation adjusted by unrecognized actuarial differences is recognized as prepaid pension cost for the fiscal year ended February 28, 2005. Unrecognized actuarial differences are amortized on a straight-line basis over certain years within an average remaining service period (10 years) from the next year in which they arise. Prior service costs are not amortized because the unrecognized assets have existed.

(Additional Information)

Following approval from Japanese Ministry of Health, Labor and Welfare on September 1, 2004, the "Ito-Yokado Group Employee Pension Fund", which the Company participates in, was transferred to the "IY Group Employees' Pension Fund" based on the "Defined Benefit Corporate Pension Plan Act". Following the transition, the retirement benefits plan was revised. As a result, prior service costs of \4,045 million (decrease of liability) were recognized.

(d) Allowance for retirement benefits to directors and corporate auditors
An allowance for retirement benefits to directors and corporate auditors is provided in accordance with the policy of Ito-Yokado Co., Ltd. (the "Company").

(e) Allowance for sales promotion
An allowance for sales promotion is provided for the use of points given to customers at the amount expected to be used on the balance sheet date in accordance with the sales promotion point card program.

(6) Hedge accounting
The interest rate swaps which qualify for special hedge accounting treatment are accounted for by the special hedge accounting treatment.

(7) Leases
All finance lease contracts other than those by which the ownership of the leased assets is to be transferred to lessees are accounted for as operating leases.

(8) Consumption taxes
Consumption taxes are separately accounted for, and are excluded from the amounts of the underlying income and expense transactions.

(Changes in Accounting Policy)

Accounting Standard for Impairment of Fixed Assets

On August 9, 2002, the Business Accounting Council issued a new accounting standard, "Accounting Standard for Impairment of Fixed Assets", and on October 31, 2003, the Accounting Standard Board of Japan issued Financial Accounting Standards Guidance No. 6, "Implementation Guidance for Accounting Standards for Impairment of Fixed Assets". These new pronouncements are effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004. The Company early adopted the new accounting standard for impairment of fixed assets for the fiscal year beginning on March 1, 2004. As a result of adopting the new accounting standard for impairment of fixed assets, income before income taxes for the year ended February 28, 2005, decreased by \17,819 million.

Accumulated impairment losses are deducted directly from related fixed assets.

2. Notes to balance sheet

| | | | |
|---|---|---|---|
| (1) | Short-term receivable from subsidiaries: | \33,927 | million |
| (2) | Long-term receivable from subsidiaries: | \6,283 | million |
| (3) | Short-term payable to subsidiaries: | \4,113 | million |
| (4) | Long-term payable to subsidiaries: | \7,894 | million |
| (5) | Investments in capital of subsidiaries: | \1,077 | million |
| (6) | Accumulated depreciation of property and equipment: | \207,008 | million |

(7) In addition to the fixed assets recorded in the balance sheet, a portion of electronic computers, tools, furniture and fixture are being used under lease agreements.

(8) Pension and severance costs

| | | |
|---|---|---|
| Allowance for pension and severance costs (before deducting employee retirement benefit trust) | \2,840 | million |
| Employee retirement benefit trust (excluding unrecognized gain/loss) | \26,517 | million |
| Prepaid pension cost (after deducting employee retirement benefit trust) | \23,677 | million |

(9) Assets pledged as collateral

| | | |
|---|---|---|
| Buildings | \791 | million |
| Land | \1,698 | million |
| Total | \2,490 | million |

(10) Guarantees: 5,866 million

(11) Net assets as stipulated in Article 124, paragraph 3 of the Commercial Code Enforcement Regulation of Japan: \2,124 million

(12) Any fractional amounts less than one million yen have been disregarded.

3. Notes to profit and loss statement

| | | | |
|---|---|---|---|
| (1) | Net sales to subsidiaries: | \28,346 | million |
| (2) | Rental income from subsidiaries: | \3,897 | million |
| (3) | Purchase from subsidiaries: | \18,420 | million |
| (4) | Other operating revenue from subsidiaries: | \458 | million |
| (5) | Operating expense to subsidiaries: | \10,445 | million |
| (6) | Dividends received from subsidiaries: | \17,888 | million |
| (7) | Non-operating transaction with subsidiaries except (6): | \770 | million |
| (8) | Net income per share: | \41.74 | |

(9) Any fractional amounts less than one million yen have been disregarded. An amount of net income per share has been rounded off.

**[Translation]**

## PROPOSAL FOR APPROPRIATION OF RETAINED EARNINGS

(Yen)

| Item | Amount |
|---|---|
| **Unappropriated retained earnings** | **62,028,382,406** |
| Reversal of deferred gain on sale of property and equipment | 34,284,043 |
| **Total** | **62,062,666,449** |
| The above shall be appropriated as follows: | |
| Cash dividends<br>(¥18 per share) | 7,513,982,910 |
| Bonuses to directors and corporate auditors<br>(Portion to corporate auditors) | 83,120,000<br>(6,000,000) |
| **Retained earnings carried forward** | **54,465,563,539** |

(Note)

1. The Company paid ¥6,679,162,784 (¥16 per share) as interim cash dividends on November 15, 2004.
2. Reversal of deferred gain on sale of property and equipment is treated in accordance with the regulation of the Special Taxation Measures Law.

**[Translation]**

Independent Auditors' Report

April 13, 2005

To President and Representative Director
of Ito-Yokado Co., Ltd.
Mr. Sakae Isaka

ChuoAoyama PricewaterhouseCoopers

Koji Kobayashi, CPA
Representative and Engagement Partner
Yohei Kishi, CPA
Representative and Engagement Partner
Hiroko Sakamoto, CPA
Representative and Engagement Partner

We have audited, pursuant to Article 2, paragraph 1 of the "Special Law of the Commercial Code Concerning the Audit, etc. of Stock Corporations (Kabusiki-Kaisya)" of Japan, the financial statements, which consist of the balance sheet, profit and loss statement, business report (limited to the accounting figures included therein) and proposal for appropriation of retained earnings and supplementary schedules (limited to the accounting figures included therein) of Ito-Yokado Co., Ltd. (hereinafter referred to as the "Company") for the 47th fiscal year from March 1, 2004 to February 28, 2005. The portion of the business report and supplementary schedules subject to our audit are those derived from the accounting books and records of the Company. These financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements and supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit included auditing procedures applied to subsidiaries of the Company as were considered necessary.

As a result of our audit, it is our opinion that:

(1) The balance sheet and profit and loss statement present fairly the financial position and results of operation of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(2) As discussed in Changes in Accounting Policy in the notes to the financial statements, the Company has adopted the new accounting standard, "Accounting Standard for Impairment of Fixed Assets", for the fiscal year ended February 28, 2005. This accounting change is in accordance with the provision of the standard for early adoption for the fiscal year ended February 28, 2005.

(3) The business report of the Company (limited to the accounting figures included therein) presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(4) The proposal for appropriation of retained earnings is presented in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(5) There is nothing in respect of the supplementary schedules (limited to the accounting figures included therein) that is required to be mentioned by the provisions of the Commercial Code of Japan.

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountant Law of Japan.

Corporate Auditors' Report

We, the Board of Corporate Auditors of Ito-Yokado Co., Ltd. (hereinafter the "Company"), following a review and discussion of the individual reports made by each Corporate Auditor concerning the method and the results of his/her audit of the execution by Directors of their duties in the 47th fiscal year, from March 1, 2004 through February 28, 2005, prepared this Corporate Auditors' Report and hereby submit our report as follows:

1. Summary of Corporate Auditors' Auditing Methods

In accordance with the auditing standard determined by the Board of Corporate Auditors, the auditing policies and the auditing plan for the year, each Corporate Auditor, in addition to attending meetings of the Board of Directors and other important meetings, has listened to the reports on business from the Directors and the like, has examined documents and so on containing important decisions, has investigated the conditions of business and assets (including organization framework for compliance and risk management, hereinafter the "Internal control system") at the head office and other important places of business, has requested the Company's subsidiaries to report on their operations where necessary and attended their important meetings. In addition, the Corporate Auditors have monitored the independence of independent auditors, received reports and explanations from the independent auditors on a timely basis and have examined the financial statements and the supplementary schedules.

In addition to the above auditing methods, each Corporate Auditor, to the extent necessary, requested reports from Directors and others, to review the status of the following kinds of transactions: Director's transactions in competition with the Company; any transactions involving conflict of interests between Directors and the Company; any dealings in which the Company provided benefits without compensation; unusual transactions between the Company and subsidiaries or shareholders; and repurchase or disposal of the Company's own shares.

2. Result of the Audit

(1) The auditing methods and results of the independent auditors, ChuoAoyama PricewaterhouseCoopers, are appropriate.
(2) The business report of the Company presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.
(3) There is nothing that is required to be mentioned, in light of the Company's financial condition and other circumstances, regarding proposal for appropriation.
(4) The supplementary schedules present fairly matters which should be stated therein and there is nothing that is required to be mentioned.
(5) Regarding the execution of their duties by Directors, there were no fraudulent acts or material matters in violation of the applicable laws and regulations of Japan or the Articles of Incorporation.
We did not find any violations of the duties of Directors regarding transactions in competition with the Company, transactions involving conflict of interests between Directors and the Company, dealings in which the Company provided benefits without compensation, unusual transactions between the Company and subsidiaries or shareholders and repurchase or disposal of the Company's own shares.
(6) There is nothing that is required to be mentioned regarding the execution of their duties by Directors for the Internal control system.
(7) As a result of our investigation of the Company's subsidiaries, there is nothing that is required to be mentioned regarding the execution of their duties by the Directors.

April 15, 2005

Board of Corporate Auditors of Ito-Yokado Co., Ltd.

Full-time Corporate Auditor
Ikuo Kanda (Seal)
Full-time Corporate Auditor
Toshiro Ikadai (Seal)
Corporate Auditor
Kenichi Suematsu (Seal)
Corporate Auditor
Yoko Suzuki (Seal)

(Note) Corporate Auditors, Kenichi Suematsu and Yoko Suzuki, are outside statutory auditors as provided in Article 18, paragraph 1 of the Special Law of the Commercial Code Concerning the Audit, etc. of Stock Corporation ("*Kabushiki-Kaisha*") of Japan.

- End -

[Translation]

# CONSOLIDATED BALANCE SHEET

(As of February 28, 2005)

(Millions of yen)

| Item | Amount | Item | Amount |
|---|---|---|---|
| **(Assets)** | | **(Liabilities)** | |
| **Current Assets** | **1,058,623** | **Current Liabilities** | **672,703** |
| Cash and bank deposits | 664,124 | Notes and accounts payable - trade | 250,095 |
| Notes and accounts receivable - trade | 72,465 | Short-term loans | 5,654 |
| Trade accounts receivable - financial services | 32,840 | Current portion of long-term loans | 11,467 |
| Marketable securities | 19,941 | Current portion of bonds | 20,000 |
| Inventories | 120,300 | Income taxes payable | 55,583 |
| Prepaid expenses | 21,442 | Accrued expenses | 69,526 |
| Deferred income taxes | 31,201 | Deposits received | 73,100 |
| Other | 96,772 | Allowance for bonuses to employees | 9,983 |
| Allowance for doubtful accounts | (465) | Other | 177,292 |
| **Fixed Assets** | **1,516,193** | | |
| **Tangible fixed assets** | **839,327** | **Non-Current Liabilities** | **354,747** |
| Building and structure | 321,523 | Corporate bonds | 115,000 |
| Furniture and fixture | 147,821 | Long-term loans | 90,676 |
| Vehicles | 50 | Commercial paper | 22,493 |
| Land | 353,136 | Deferred income taxes | 18,811 |
| Construction in progress | 16,795 | Accrued pension and severance costs | 10,463 |
| **Intangible assets** | **148,792** | Allowance for retirement benefits to directors and corporate auditors | 2,867 |
| Goodwill | 83,492 | Deposits received from tenants and franchised stores | 45,342 |
| Consolidation adjustment account | 38,283 | Other | 49,091 |
| Software | 15,122 | **Total liabilities** | **1,027,450** |
| Other | 11,893 | **(Minority Interest)** | |
| **Investments and other assets** | **528,073** | **Minority interest** | **402,862** |
| Investments in securities | 95,997 | **(Shareholders' Equity)** | |
| Long-term loans receivable | 20,140 | **Common stock** | **47,987** |
| Long-term leasehold deposits | 352,236 | **Capital surplus** | **122,653** |
| Advances for store construction | 11,946 | **Retained earnings** | **983,675** |
| Deferred income taxes | 28,246 | **Net unrealized gain on available-for-sale securities** | **3,080** |
| Other | 26,073 | **Cumulative translation adjustments** | **(8,850)** |
| Allowance for doubtful accounts | (6,568) | **Treasury stock** | **(4,041)** |
| | | **Total shareholders' equity** | **1,144,504** |
| **Total assets** | **2,574,817** | **Total liabilities & shareholders' equity** | **2,574,817** |

## COSOLIDATED PROFIT AND LOSS STATEMENT

(From March 1, 2004 to February 28, 2005)

(Millions of yen)

| Item | Amount |
|---|---|
| **Ordinary Income and Loss:** | |
| **Operating Revenue and Expenses:** | |
| **Revenues from operations** | **3,623,554** |
| Net sales | 3,200,997 |
| Other operating revenue | 422,556 |
| **Operating expenses** | **3,411,603** |
| Cost of sales | 2,292,457 |
| Selling, general and administrative expenses | 1,119,146 |
| **Operating income** | **211,950** |
| **Non-Operating Income and Expenses:** | |
| **Non-operating income** | **5,242** |
| Interest income and dividends | 2,438 |
| Equity in earnings of affiliates | 653 |
| Other | 2,151 |
| **Non-operating expenses** | **8,926** |
| Interest expense | 7,208 |
| Other | 1,717 |
| **Ordinary income** | **208,267** |
| **Special Gains and Losses:** | |
| **Special gains** | **7,902** |
| Gain on changes in minority interest of consolidated subsidiaries | 5,999 |
| Other | 1,902 |
| **Special losses** | **65,336** |
| Loss on disposal of property and equipment | 4,592 |
| Impairment loss of property and equipment | 26,514 |
| Loss on business restructuring | 20,882 |
| Head office relocation expenses | 2,205 |
| Other | 11,141 |
| **Income before income taxes and minority interest** | **150,832** |
| Income taxes – Current | 97,120 |
| Income taxes – Deferred | (16,695) |
| Minority interest in earnings of consolidated subsidiaries | 53,202 |
| **Net income for the year** | **17,205** |

(Notes)

1. Scope of consolidation

(1) Scope of consolidation

(a) Consolidated subsidiaries

Number of consolidated subsidiaries: 54

Names of major consolidated subsidiaries: Seven-Eleven Japan Co., Ltd., Denny's Japan Co., Ltd. and 7-Eleven, Inc.

(b) Unconsolidated subsidiaries

Names: 7-Eleven Limited, Puerto Rico-7, Inc. and Brazos Comercial E Empreendimentos Ltda.

Reason for non-consolidation: The three unconsolidated subsidiaries are small. Their total assets, sales, the Company's portion of their net income or loss and retained earnings are immaterial and the effect on the Company's consolidated financial statements would not be material.

(2) Application of equity method of accounting for investments

(a) Unconsolidated subsidiaries to which the equity method was applied
Number of unconsolidated subsidiaries and affiliates to which the equity method was applied: 9
Names of major unconsolidated subsidiaries and affiliates:
York-Benimaru Co., Ltd.,
Puerto Rico-7, Inc.
and Brazos Comercial E Empreendimentos Ltda.

(b) Unconsolidated subsidiary to which the equity method was not applied
Name: 7-Eleven Limited.
Reason for not applying the equity method: The Company's portion of its net income or loss (as calculated by the equity method) and retained earnings (as calculated by the equity method) are immaterial and the effect on the Company's consolidated financial statements would not be material.

(c) Procedure for applying the equity method
The affiliates which have different closing dates are included in the consolidated financial statements based on their respective fiscal year-end.
The investments and advance to an affiliate that has negative net assets was reduced to zero and a reserve for additional loss was provided.

(3) Change for scope of consolidation and application of the equity method

(a) Change for scope of consolidation
EXIL S.A. became a consolidated subsidiary through a stock acquisition. Beijing Wang fu jing Yokado Commercial Co., Ltd. and another overseas subsidiary were established and included in the consolidation. Robinson's Japan Co., Ltd. and one overseas subsidiary were liquidated and excluded from the consolidation.

(b) Change for scope of application of the equity method
Not applicable.

(4) Fiscal year-end of consolidated subsidiaries
Overseas subsidiaries, including 7-Eleven, Inc. and its subsidiaries, and certain domestic subsidiaries are included in the Consolidated Financial Statements on the basis of fiscal year ended December 31. All material transactions during the period from January 1 to February 28 were adjusted for in the Consolidated Financial Statements in the consolidation procedures.
The closing date of IYBank Co., Ltd. is March 31. Pro forma statements as of February 28 prepared in a manner that is substantially identical to the preparation of the official financial statements were prepared for IYBank Co., Ltd. in order to facilitate its consolidation.

2. Significant accounting policies

(1) Valuation method for securities

(a) Held-to-maturity debt securities are carried at amortized cost.

(b) Available-for-sale securities are classified into two categories:

Fair value is available

Securities, whose fair value is available, are valued at the quoted market price prevailing at the end of the fiscal year. Net unrealized gains or losses on these securities are reported as a separate component of shareholders' equity at a net-of-tax amount. Cost of sales is determined by the moving-average method.

Fair value is not available

Securities, whose fair value is not available, are principally valued at cost, determined by the moving-average method.

(2) Valuation method for derivatives:

Derivative financial instruments are valued at fair value.

(3) Valuation method for Inventories

(a) Merchandise:

Inventories are valued principally at the lower of cost or market. Cost is determined principally by the retail method for domestic companies and the LIFO method for foreign consolidated subsidiaries.

(b) Supplies:

Supplies are carried at cost. Cost is determined by the last purchase price method.

(4) Depreciation and amortization

(a) Property and equipment

Depreciation expenses are computed principally using the declining-balance method for the Company and its domestic subsidiaries and using the straight-line method for foreign consolidated subsidiaries.

(b) Intangible assets

Amortization expenses for intangible assets are computed using the straight-line method for the Company and its domestic consolidated subsidiaries. Software for internal use is amortized using the straight-line method over an estimated useful life of 5 years. Consolidated subsidiaries in the United States carry out an impairment test for goodwill and other intangible fixed assets with indefinite lives in accordance with the provisions of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets", and decrease the book value if required.

(5) Allowances

(a) Allowance for doubtful accounts

An allowance for doubtful accounts is provided against potential losses on collection at an amount measured using a historical bad debt ratio for normal receivables, plus an amount individually measured on the collectibility of receivables that are expected to be uncollectible due to bad financial condition or insolvency.

(b) Allowance for bonuses to employees

An allowance for bonuses to employees is provided for bonuses payable to employees at the amount expected to be paid in respect of the calculation period ended on the balance sheet date.

(c) Allowance for accrued pension and severance costs

An allowance for accrued pension and severance costs is provided at the amount incurred during the fiscal year, which is based on the estimated present value of the projected benefit obligation less the estimated fair value of plan assets at the end of the fiscal year. Unrecognized actuarial differences are amortized on a straight-line basis over certain years within an average remaining service period (10 years) from the next year in which they arose.

(d) Allowance for retirement benefits to directors and corporate auditors

An allowance for retirement benefits to directors and corporate auditors is provided in accordance with the Company's internal policy.

(6) Foreign currency translation for major assets and liabilities denominated in foreign currency

All monetary assets and liabilities of the Company and its domestic consolidated subsidiaries denominated in foreign currencies are translated into yen at current exchange rates prevailing at the fiscal year-end. Resulting translation gains or losses are charged or credited to income. Assets and liabilities of foreign consolidated subsidiaries are translated into yen at current exchange rates prevailing at the respective fiscal year-end of those subsidiaries, while income and expenses are translated at an annual average rate. Resulting translation adjustments are included in "minority interest and shareholders' equity".

(7) Leases

Finance leases, except those for which ownership of the leased assets is considered to be transferred to lessee, are principally accounted for as operating lease for the Company and its domestic consolidated subsidiaries. Foreign consolidated subsidiaries account for finance leases as assets and obligations at an amount equal to the present value of the lease payments during the lease term.

(8) Hedge accounting

(a) Method of hedge accounting

The interest rate swaps are principally accounted for by deferred hedge accounting treatment and those which qualify for special accounting treatment are accounted for by the special hedge accounting treatment. The consolidated subsidiaries in the United States applied hedge accounting under U.S. GAAP to its interest rate swap.

(b) Hedging instruments and hedged items

Hedge instruments: Interest rate swaps

Hedged items: Fixed-rate bonds, Variable-rate commercial paper of a consolidated subsidiary in the United States

Interest rate swap contract expired during the year ended February 28, 2005. Accordingly hedge instruments and hedged items ceased as of February 28, 2005.

(c) Hedging policy

The Company and its subsidiaries utilize derivative instruments for the purposes of hedging its exposure to fluctuation in foreign currency rates, interest rates, and reducing financing costs. The Company and its subsidiaries do not hold or issue derivative instruments for trading or speculative purposes.

(d) Assessing hedge effectiveness

The Company assesses hedge effectiveness for the interest rate swaps quarterly except for those which qualify for special hedge accounting treatment.

(9) Valuation of assets and liabilities of consolidated subsidiaries

Partial purchase accounting method is applied when evaluating assets and liabilities of the consolidated subsidiaries.

(10) Amortization of consolidation adjustment account

Consolidation adjustment account, representing the difference between the cost of an investment in a subsidiary and the fair value of the Company's share of the net assets of the subsidiary, is treated as an asset or a liability, as the case may be, and is amortized over twenty years on a straight-line basis. However, if the consolidation adjustment account is immaterial, it is expensed in full in the year in which it is incurred. The above policy is also applied to consolidation adjustment account arising from investments in affiliates accounted for using the equity method.

(11) Other significant basis for preparation of consolidated financial statement

(a) Accounting for franchised stores in convenience store operation

7-Eleven, Inc. includes the assets, liabilities, shareholders' equity and income and expenses of the franchisee's convenience store operations in its consolidated financial statements. Seven-Eleven Japan Co., Ltd. recognizes franchise fees from its franchised stores as revenues and includes it in "Other operating revenue".

(b) Accounting for consumption taxes

The Japanese consumption taxes withheld and consumption taxes paid are not included in the consolidated profit and loss statement. The excise tax levied in the U.S. and Canada is included in the revenues from operations.

(Changes in Accounting Policy)

Accounting Standard for Impairment of Fixed Assets

On August 9, 2002, the Business Accounting Council issued a new accounting standard, "Accounting Standard for Impairment of Fixed Assets", and on October 31, 2003, the Accounting Standard Board of Japan issued Financial Accounting Standards Guidance No. 6, "Implementation Guidance for Accounting Standards for Impairment of Fixed Assets". These new pronouncements are effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004. The Company and its consolidated domestic subsidiaries early adopted the new accounting standard for impairment of fixed assets for the fiscal year beginning on March 1, 2004. As a result of adopting the new accounting standard for impairment of fixed assets, income before income taxes for the year ended February 28, 2005, decreased by \25,976 million.
Consolidated subsidiaries in the United States have applied accounting standards related to fixed assets impairment under U.S. GAAP. Impairment losses for the current year include the impairment loss incurred in the consolidated subsidiaries in the United States.

(Additional information)

Accounting for franchised stores in convenience store operations

7-Eleven, Inc. adopted FASB Interpretation No. 46, "Consolidation of Variable Interest Entities–an Interpretation of ARB No. 51" ("FIN 46") and subsequent revision to FIN 46 ("FIN 46R"), as of January 1, 2004. Accordingly, the assets, liabilities, equity and results of operations of its franchised stores are included in its consolidated financial statements. The impact on net income resulting from the adoption of these interpretations was immaterial. Before the adoption of FIN 46 and FIN 46R, merchandise sales and cost of sales operated by the franchised stores were included in "Net sales" and "Cost of sales" and the franchisee's share of the gross profit of franchised stores is presented as "Selling, general and administrative expenses".

Change of retirement benefit plans

Following approval from Japanese Ministry of Health, Labor and Welfare on September 1, 2004, the "Ito-Yokado Group Employee Pension Fund", which the Company and its domestic consolidated subsidiaries participate in, was transferred to the "IY Group Employees' Pension Fund" based on the "Defined Benefit Corporate Pension Plan Act". Following the transition, the retirement benefits plan was revised and the calculation method of the defined benefit obligation was changed to the Point system on the same date. As a result, net prior service costs of \744 million were recognized as the group total, of which \4,045 million (decrease of liabilities) was recognized by the Company, \3,326 million (increase of liabilities) by Seven-Eleven Japan Co., Ltd. and \1,462 million (increase of liabilities) by other subsidiaries. The Company's portion of the prior service costs was not amortized because unrecognized assets had existed. The consolidated subsidiaries' portion of the prior service costs was either recognized immediately or amortized over 10 years.

3. Notes to consolidated balance sheet

(1) Accumulated depreciation of property and equipment: \728,217 million

(2) Assets pledged as collateral

| | | |
|---|---|---|
| Land | \7,319 | million |
| Investments in securities | \16,511 | million |
| Total | \23,830 | million |
| Debts for which above assets are pledged as collateral (including current portion of long-term loans) | \6,750 | million |

Assets pledged as collateral for the debts of affiliates and venders

| | | |
|---|---|---|
| Buildings | \1,602 | million |
| Land | \2,628 | million |
| Total | \4,231 | million |
| Debts of affiliates and vendors for which above assets are pledged as | \6,045 | million |

collateral

Assets pledged as collateral for business purpose
Investments in securities \5,499 million

(3) Guarantees

| | | |
|---|---|---|
| 7-Eleven Mexico, S.A. de C.V. | \387 | million |
| Goshogawara Machi Dukuri K.K. | \883 | million |
| K.K. Delica Land | \600 | million |
| Employees housing loan | \1,342 | million |
| Total | \3,213 | million |

(4) Any fractional amounts less than one million yen have been disregarded.

4. Notes to consolidated profit and loss statement

(1) Net income per share: \40.73

(2) Any fractional amounts less than one million yen have been disregarded. An amount of net income per share has been rounded off.

**[Translation]**

Independent Auditors' Report

April 13, 2005

To President and Representative Director
of Ito-Yokado Co., Ltd.
Mr. Sakae Isaka

ChuoAoyama PricewaterhouseCoopers

Koji Kobayashi, CPA
Representative and Engagement Partner
Yohei Kishi, CPA
Representative and Engagement Partner
Hiroko Sakamoto, CPA
Representative and Engagement Partner

We have audited, pursuant to Article 19-2, paragraph 3 of the "Special Law of the Commercial Code Concerning the Audit, etc. of Stock Corporations (Kabusiki-Kaisya)" of Japan, the consolidated financial statements, which consist of the consolidated balance sheet and consolidated profit and loss statement of Ito-Yokado Co., Ltd. (hereinafter referred to as the "Company") for the 47th fiscal year from March 1, 2004 to February 28, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit included auditing procedures applied to subsidiaries including a consolidated affiliate which has substantially been controlled by the Company with other than voting rights as were considered necessary.

As a result of our audit, it is our opinion that:

(6) The consolidated financial statements present fairly the financial position and results of operation of the Company and its consolidated subsidiaries in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(7) As discussed in Changes in Accounting Policy in the notes to the financial statements, the Company has adopted the new accounting standard, "Accounting Standard for Impairment of Fixed Assets", for the fiscal year ended February 28, 2005. This accounting change is in accordance with the provision of the standard for early adoption for the fiscal year ended February 28, 2005.

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountant Law of Japan.

**[Translation]**

Corporate Auditors' Report on consolidated financial statements

We, the Board of Corporate Auditors of Ito-Yokado Co., Ltd. (hereinafter the "Company"), following a review and discussion of the individual reports made by each Corporate Auditor concerning the consolidated financial statements (consolidated balance sheet and consolidated profit and loss statement) in the 47th fiscal year, from March 1, 2004 through February 28, 2005, prepared this Corporate Auditors' Report on consolidated financial statements and hereby submit our report as follows:

1. Summary of Corporate Auditors' Auditing Methods

   In accordance with the auditing policies and auditing plan determined by the Board of Corporate Auditors, the Corporate Auditors have received reports and explanations from independent auditors, Directors and the like regarding the consolidated financial statements.

2. Result of the Audit

   The auditing methods and results of the independent auditors, ChuoAoyama PricewaterhouseCoopers, are appropriate.

April 15, 2005

Board of Corporate Auditors of Ito-Yokado Co., Ltd.

Full-time Corporate Auditor
Ikuo Kanda (Seal)
Full-time Corporate Auditor
Toshiro Ikadai (Seal)
Corporate Auditor
Kenichi Suematsu (Seal)
Corporate Auditor
Yoko Suzuki (Seal)

(Note) Corporate Auditors, Kenichi Suematsu and Yoko Suzuki, are outside statutory auditors as provided in Article 18, paragraph 1 of the Special Law of the Commercial Code Concerning the Audit, etc. of Stock Corporation ("*Kabushiki-Kaisha*") of Japan.

# REFERENCE MATTERS RELATING TO THE EXERCISE OF SHAREHOLDERS' VOTING RIGHTS

1. **Number of Voting Rights of the Shareholders**: 4,167,729

2. **Proposals and Reference Matters**

**Proposal 1**: Approval of Proposed Appropriation of Retained Earnings for the 47th Accounting Period
The details of the proposal are stated in the Appendix (p. 23 in the original Japanese text). It is proposed that the profit dividend for the period will be 18 Yen per share (34 Yen per share, on an annual basis, including the interim dividend of 16 Yen per share), which is the same amount as for the previous accounting period, in consideration of the continuing difficult conditions surrounding the Company.

**Proposal 2**: Incorporation of Absolute Parent Company by means of Stock-Transfer

1. Reason for the Necessity of the Stock-Transfer
The Ito Yokado Group has been favorably expanding its business on the bases of its superstore operation, convenience store operation, and restaurant operation for years under the slogan "response to changes and adherence to the basics." In recent years, the group has launched finance-related and IT-related operations. The group has thus been maintaining its customer-centered attitude and meeting customer needs have always been a top priority.
On the other hand, facing harsh consumer market environments affected by the rapid decline of the birthrate, aging of society and maturing of the economy, we are fully aware of our urgent challenges. Our operational mobility must be improved in order to respond to changes, and the group's management resources must be effectively utilized in order to pursue the group's growth strategies, which will pave the way for the next generation.
The purpose of the Company, Seven-Eleven Japan Co., Ltd., and Denny's Japan Co., Ltd. (collectively, the "Three Companies") in jointly incorporating an absolute parent company, "Seven & I Holdings Co., Ltd.", is to reinforce their corporate governance and maximize the corporate value of the entire group. It is the Company's management decision that the incorporation of "Seven & I Holdings Co., Ltd." will be in the best interests of the stakeholders of the Ito Yokado Group.
For the above-mentioned purpose, we propose that the Company, Seven-Eleven Japan Co., Ltd., and Denny's Japan Co., Ltd. jointly incorporate "Seven & I Holdings Co., Ltd." by means of stock-transfer as provided in Article 364 of the Japanese Commercial Code and become wholly-owned subsidiaries of that company. Shareholders' approval is requested for this proposal.

2. Substance of the Stock-Transfer
   (1) Articles of Incorporation of Absolute Parent Company to be Incorporated
   The articles of incorporation of "Seven & I Holdings Co., Ltd." are as shown in the "Articles of Incorporation of Seven & I Holdings Co., Ltd." section below (pp. 58 - 67 in the original Japanese text).
   (2) Class and Number of Shares to be Issued by Absolute Parent Company to be Incorporated upon the Stock-Transfer; Allotment of Shares to Shareholders
   Upon the stock-transfer, "Seven & I Holdings Co., Ltd." will issue 1,346,383,002 shares of common stock and allot and deliver such shares to the Three Companies' respective shareholders (the term "shareholders" being hereinafter defined as including beneficial shareholders) as entered in the Three Companies' respective latest shareholder registers as of the day immediately preceding the scheduled stock-transfer date (the term "shareholder register" being hereinafter defined as including beneficial shareholder registers) at the rate of: (a) one share of common stock of the Company to 1.20 shares of common stock of "Seven & I Holdings Co., Ltd."; (b) one share of common stock of Seven-Eleven Japan Co., Ltd. to 1.00 shares of

common stock of "Seven & I Holdings Co., Ltd."; and (c) one share of common stock of Denny's Japan Co., Ltd. to 0.65 shares of "Seven & I Holdings Co., Ltd".

(3) Amount of Stated Capital and Capital Reserve of Absolute Parent Company to be Incorporated

(i) Amount of Stated Capital: 50,000,000,000 Yen.

(ii) Capital Reserve: the balance of the total amount of the net assets of the Three Companies as of the effective date of the stock-transfer after deducting the amount of the stated capital and the aggregate amount of cash payments upon the stock-transfer mentioned below.

(4) Cash Payment upon the Stock-Transfer (the Amounts to be paid to Shareholders)
In lieu of the Three Companies' respective interim dividends, "Seven & I Holdings Co., Ltd." shall pay to each shareholder or registered pledgee entered in the Three Companies' respective latest shareholder registers as of the day immediately preceding the scheduled stock-transfer date a cash payment upon stock-transfer at the following rate for each share of the Three Companies within three (3) months from the incorporation of "Seven & I Holdings Co., Ltd."; provided that, the amount of such cash payment may be changed or not paid through mutual consultation among the Three Companies and "Seven & I Holdings Co., Ltd." in light of the conditions of their respective assets and liabilities, changes in the economic environment, and other circumstances.

| | | |
|---|---|---|
| (i) | Common Stock of the Company: | 16 Yen per share. |
| (ii) | Common Stock of Seven-Eleven Japan Co., Ltd.: | 21.50 Yen per share. |
| (iii) | Common Stock of Denny's Japan Co., Ltd. : | 15.50 Yen per share. |

(5) Scheduled Stock-Transfer Date
September 1, 2005
Also, an application for registration of incorporation of "Seven & I Holdings Co., Ltd." is scheduled to be filed on September 1, 2005; provided that, if necessary for the procedure for the stock-transfer, such date may be changed through mutual consultation among the Three Companies.

(6) Maximum Amount of Profit Dividends

(i) The Company may distribute profit dividends to the shareholders or registered pledgees entered in the Company's latest shareholder register as of February 28, 2005 to the extent of 7,513,982,910 Yen in total (18 Yen per share).

(ii) Seven-Eleven Japan Co., Ltd. may distribute profit dividends to the shareholders or registered pledgees entered in the company's latest shareholder register as of February 28, 2005 to the extent of 17,234,146,236 Yen in total (21.50 Yen per share).

(iii) Denny's Japan Co., Ltd. may distribute profit dividends to the shareholders or registered pledgees entered in the company's latest shareholder register as of February 28, 2005 to the extent of 498,744,880 Yen in total (15.50 Yen per share).

(7) Directors of the Absolute Parent Company to be Incorporated
"Seven & I Holdings Co., Ltd." will have the following eleven directors:

| Name (Date of Birth) | Resume * Status as other company's representative, if any | Number of shares of the Three Companies owned by the Candidate |
|---|---|---|
| Toshifumi Suzuki (December 1, 1932) | Sep. 1963: Joined Ito Yokado Co., Ltd.<br>Sep. 1971: Director of Ito Yokado Co., Ltd.<br>Nov. 1973: Senior Managing Director of Seven-Eleven Japan Co., Ltd.<br>Sep. 1977: Managing Director of Ito Yokado Co., Ltd.<br>Feb. 1978: President and Representative Director of Seven-Eleven Japan Co., Ltd.<br>Apr. 1983: Senior Managing Director of Ito Yokado Co., Ltd.<br>May 1985: Executive Vice President and Director of Ito Yokado Co., Ltd.<br>Oct. 1992: President and Representative Director of Ito Yokado Co., Ltd.<br>Oct. 1992: Chairman and Representative Director of Seven-Eleven Japan Co., Ltd. (incumbent)<br>May 2003: Chairman and Representative Director of Ito Yokado Co., Ltd. (incumbent)<br>May 2003: Chief Executive Officer (CEO) of Ito Yokado Co., Ltd. (incumbent)<br>May 2003: Chief Executive Officer (CEO) of Seven-Eleven Japan Co., Ltd. (incumbent)<br><br>* Chairman and CEO of Ito Yokado Co., Ltd.<br>* Chairman and CEO of Seven-Eleven Japan Co., Ltd.<br>* Chairman of 7-Eleven, Inc.<br>* Chairman of Seven-Eleven Hawaii, Inc.<br>* Chairman of IYG Holding Company<br>* Chairman of 7dream.com<br>* Chairman of IY Card Service Co., Ltd. | (1) Ito Yokado Co., Ltd. 815,600 shares<br>(2) Seven-Eleven Japan Co., Ltd. 4,069,400 shares<br>(3) Denny's Japan Co., Ltd. 8,563 shares |
| Noritoshi Murata (February 11, 1944) | Oct. 1971: Joined Ito Yokado Co., Ltd.<br>May 1990: Director of Ito Yokado Co., Ltd.<br>May 1996: Managing Director of Ito Yokado Co., Ltd.<br>May 2003: Senior Managing Director and Chief of Administration Development Group of Ito Yokado Co., Ltd. (incumbent)<br>May 2003: Senior Executive Officer of Ito Yokado Co., Ltd. (incumbent)<br><br>* President and Director of Sanei Co., Ltd.<br>* President and Director of IYG Financial Center Co., Ltd. | (1) Ito Yokado Co., Ltd. 5,600 shares<br>(2) Seven-Eleven Japan Co., Ltd. 13,000 shares<br>(3) Denny's Japan Co., Ltd. 0 shares |

| Name (Date of Birth) | Resume<br>* Status as other company's representative, if any | Number of shares of the Three Companies owned by the Candidate |
|---|---|---|
| Tadahiko Ujiie<br>(May 22, 1945) | Apr. 1980: Joined Seven-Eleven Japan Co., Ltd.<br>May 1990: Director of Seven-Eleven Japan Co., Ltd.<br>May 1995: Chief of Planning Division and Chief of Financial Department of Seven-Eleven Japan Co., Ltd. (incumbent)<br>May 1997: Managing Director of Seven-Eleven Japan Co., Ltd.<br>May 2001: Senior Managing Director of Seven-Eleven Japan Co., Ltd. (incumbent)<br>May 2003: Senior Executive Officer of Seven-Eleven Japan Co., Ltd. (incumbent)<br><br>* President and Director of SE CAPITAL CORPORATION | (1) Ito Yokado Co., Ltd.<br>0 shares<br>(2) Seven-Eleven Japan Co., Ltd.<br>4,462 shares<br>(3) Denny's Japan Co., Ltd.<br>0 shares |
| Sakae Isaka<br>(May 13, 1942) | Mar. 1966: Joined Ito Yokado Co., Ltd.<br>May 1995: Managing Director of Ito Yokado Co., Ltd.<br>May 2001: Senior Managing Director of Ito Yokado Co., Ltd.<br>May 2003: Representative Director and President of Ito Yokado Co., Ltd. (incumbent)<br>May 2003: Chief Operating Officer (COO) of Ito Yokado Co., Ltd. (incumbent)<br><br>* President and COO of Ito Yokado Co., Ltd. | (1) Ito Yokado Co., Ltd.<br>11,200 shares<br>(2) Seven-Eleven Japan Co., Ltd.<br>45,000 shares<br>(3) Denny's Japan Co., Ltd.<br>0 shares |
| Toshiro Yamaguchi<br>(May 21, 1946) | Jan. 1977: Joined Seven-Eleven Japan Co., Ltd.<br>May 1990: Director of Seven-Eleven Japan Co., Ltd.<br>May 1997: Managing Director of Seven-Eleven Japan Co., Ltd.<br>May 2000: Senior Managing Director of Seven-Eleven Japan Co., Ltd.<br>May 2002: Representative Director and President of Seven-Eleven Japan Co., Ltd. (incumbent)<br>May 2003: Chief Operating Officer (COO) of Seven-Eleven Japan Co., Ltd. (incumbent)<br><br>* President and COO of Seven-Eleven Japan Co., Ltd. | (1) Ito Yokado Co., Ltd.<br>0 shares<br>(2) Seven-Eleven Japan Co., Ltd.<br>15,000 shares<br>(3) Denny's Japan Co., Ltd.<br>271 shares |
| Kenichi Asama<br>(July 20, 1947) | Dec. 1978: Joined Denny's Japan Co., Ltd.<br>May 2000: Director of Denny's Japan Co., Ltd.<br>May 2002: Representative Director and President of Denny's Japan Co., Ltd. (incumbent)<br>May 2003: Chief Executive Officer (COO) of Denny's Japan Co., Ltd. (incumbent)<br><br>* President and CEO of Denny's Japan Co., Ltd. (incumbent) | (1) Ito Yokado Co., Ltd.<br>0 shares<br>(2) Seven-Eleven Japan Co., Ltd.<br>0 shares<br>(3) Denny's Japan Co., Ltd.<br>5,400 shares |
| Katsuhiro Goto<br>(December 20, 1953) | Jul. 1989: Joined Seven-Eleven Japan Co., Ltd.<br>Apr. 2002: Chief of Office of the President of Ito Yokado Co., Ltd. (incumbent)<br>May 2002: Director of Ito Yokado Co., Ltd.<br>May 2003: Executive Officer of Ito Yokado Co., Ltd.<br>May 2004: Managing Director of Ito Yokado Co., Ltd. (incumbent)<br>May 2004: Managing Executive Officer of Ito Yokado Co., Ltd. (incumbent) | (1) Ito Yokado Co., Ltd.<br>1,200 shares<br>(2) Seven-Eleven Japan Co., Ltd.<br>2,000 shares<br>(3) Denny's Japan Co., Ltd.<br>0 shares |

| Name (Date of Birth) | Resume<br>* Status as other company's representative, if any | Number of shares of the Three Companies owned by the Candidate |
|---|---|---|
| Scott T. Davis<br>(December 26, 1960) | Jan. 1981: Lecturer of the Faculty of Arts and Social Sciences at the University of New South Wales, Australia<br>Apr. 1990: Full-time researcher of the Japan Institute of Labor<br>Apr. 1993: Lecturer of the Department of Management, the Faculty of Economics of Gakushuin University (incumbent)<br>Apr. 2001: Professor of the International Economics Department, the International School of Economics and Business of Reitaku University (incumbent)<br>May 2004: Director of Ito Yokado Co., Ltd. (incumbent) | (1) Ito Yokado Co., Ltd. 1,000 shares<br>(2) Seven-Eleven Japan Co., Ltd. 0 shares<br>(3) Denny's Japan Co., Ltd. 0 shares |
| Shozo Hashimoto<br>(January 18, 1940) | Apr. 1962: Joined Nomura Securities Co., Ltd.<br>Dec. 1985: Director of Nomura Securities Co., Ltd.<br>Dec. 1987: Managing Director of Nomura Securities Co., Ltd.<br>Dec. 1988: Representative Senior Managing Director of Nomura Securities Co., Ltd.<br>Jun. 1990: Representative Director and Vice-President of Nomura Securities Co., Ltd.<br>Jun. 1994: Representative Director and President of Nomura Research Institute, Ltd.<br>Apr. 2002: Chairman of Nomura Research Institute, Ltd. (incumbent) | (1) Ito Yokado Co., Ltd. 0 shares<br>(2) Seven-Eleven Japan Co., Ltd. 0 shares<br>(3) Denny's Japan Co., Ltd. 0 shares |
| Takashi Anzai<br>(January17, 1941) | Apr. 1963: Joined Bank of Japan<br>Dec. 1994: Executive Director of Bank of Japan<br>Nov. 1998: Representative Director and President of the Long-Term Credit Bank of Japan, Limited (currently Shinsei Bank, Limited)<br>Aug. 2000: Counsel of Ito Yokado Co., Ltd.<br>Apr. 2001: Representative Director and President of IY Bank Co., Ltd. (incumbent)<br><br>* President and Director of IY Bank Co., Ltd. (incumbent) | (1) Ito Yokado Co., Ltd. 0 shares<br>(2) Seven-Eleven Japan Co., Ltd. 0 shares<br>(3) Denny's Japan Co., Ltd. 0 shares |
| Zenko Ohtaka<br>(March 1, 1940) | Apr. 1958: Joined Benimaru Shoten Co., Ltd. (currently York-Benimaru Co., Ltd.)<br>Oct. 1963: Managing Director of York-Benimaru Co., Ltd.<br>May 1984: Senior Managing Director of York-Benimaru Co., Ltd.<br>May 1994: Vice-President and Director of York-Benimaru Co., Ltd.<br>May 2000: President and Representative Director of York-Benimaru Co., Ltd. (incumbent)<br>May 2003: Chief Operating Officer (COO) of York-Benimaru Co., Ltd. (incumbent)<br><br>* President and COO of York-Benimaru Co., Ltd.<br>* Chairman of Life Foods Co., Ltd.<br>* President and Director of Midoriya Supermarket Co., Ltd. | (1) Ito Yokado Co., Ltd. 0 shares<br>(2) Seven-Eleven Japan Co., Ltd. 220,712 shares<br>(3) Denny's Japan Co., Ltd. 3,806 shares |

Notes:

1. Toshifumi Suzuki concurrently holds the office of representative director of the Company, Seven-Eleven Japan Co., Ltd., 7-Eleven Inc., Seven-Eleven Hawaii Inc., IYG Holding Company, 7dream.com., and IY Card Service Co., Ltd. 7-Eleven Inc., Seven-Eleven Hawaii, Inc., and 7dream.com engage in transactions which are also within the scope of business of "Seven & I Holdings Co., Ltd." Seven-Eleven Japan Co., Ltd., 7-Eleven, Inc., and Seven-Eleven Hawaii, Inc. engage in transactions which are also within the scope of business of the Company. 7-Eleven, Inc., Seven-Eleven Hawaii, Inc., and 7dream.com engage in transactions which are also within the scope of business of Seven-Eleven Japan Co., Ltd. Mr. Suzuki represents 7-Eleven, Inc., Seven-Eleven Hawaii, Inc, and 7dream.com in their respective transactions with Seven-Eleven Japan Co., Ltd.

2. Noritoshi Murata concurrently holds the office of representative director of Sanei Co., Ltd. and IYG Financial Center Co., Ltd. He represents IYG Financial Center Co., Ltd. in its transactions with the Company, Seven-Eleven Japan Co., Ltd., and Denny's Japan Co., Ltd.

3. Tadahiko Ujiie concurrently holds the office of representative director of SE Capital Corporation. He represents SE CAPITAL CORPORATION in its transactions with the Company, Seven-Eleven Japan Co., Ltd., and Denny's Japan Co., Ltd.

4. Sakae Isaka concurrently holds the office of representative director of the Company. The Company engages in transactions which are also within the scope of business of Seven-Eleven Japan Co., Ltd. Mr. Isaka represents the Company in its transactions with Seven-Eleven Japan Co., Ltd. and Denny's Japan Co., Ltd.

5. Toshiro Yamaguchi concurrently holds the office of representative director of Seven-Eleven Japan Co., Ltd. Seven-Eleven Japan Co., Ltd. engages in transactions which are also within the scope of business of the Company. Mr. Yamaguchi represents Seven-Eleven Japan Co., Ltd. in its transactions with the Company and Denny's Japan Co., Ltd.

6. Kenichi Asama concurrently holds the office of representative director of Denny's Japan Co., Ltd. He represents Denny's Japan Co., Ltd. in its transactions with the Company and Seven-Eleven Japan Co., Ltd.

7. Takashi Anzai concurrently holds the office of representative director of IY Bank Co., Ltd. He represents IY Bank Co., Ltd. in its transactions with the Company, Seven-Eleven Japan Co., Ltd., and Denny's Japan Co., Ltd.

8. Zenko Ohtaka concurrently holds the office of representative director of York-Benimaru Co., Ltd., Life Foods Co., Ltd., and Midoriya Supermarket Co., Ltd. These three companies engage in transactions which are also within the scope of business of "Seven & I Holdings Co., Ltd.", the Company, and Seven-Eleven Japan Co., Ltd. Mr. Ohtaka represents York-Benimaru Co., Ltd. in its transactions with the Company.

9. There is no relationship of special interest between any of the three directors other than those mentioned in Notes 1 through 8 above and "Seven & I Holdings Co., Ltd.", the Company, Seven-Eleven Japan Co., Ltd., or Denny's Japan Co., Ltd.

10. Both Scott T. Davis and Shozo Hashimoto satisfy the requirements for outside directors as set forth in Article 188, Paragraph 2, Item 7-2 of the Japanese Commercial Code.

11. The current title of each of the above directors is as of April 21, 2005.

(8) Corporate Auditors of the Absolute Parent Company to be Incorporated
"Seven & I Holdings Co., Ltd." will have the following five corporate auditors:

| Name (Date of Birth) | Resume<br>* Status as other company's representative, if any | Number of shares of the Three Companies owned by the Candidate |
|---|---|---|
| Ikuo Kanda<br>(October 1, 1946) | Mar. 1969: Joined Ito Yokado Co., Ltd.<br>Feb. 1992: General Manager of Accounting Records Processing Department of Ito Yokado Co., Ltd.<br>May 2002: Standing Corporate Auditor of Ito Yokado Co., Ltd. (incumbent) | (1) Ito Yokado Co., Ltd. 2,600 shares<br>(2) Seven-Eleven Japan Co., Ltd. 13,000 shares<br>(3) Denny's Japan Co., Ltd. 0 shares |
| Hisashi Seki<br>(July 25, 1948) | Mar. 1978: Joined Seven-Eleven Japan Co., Ltd.<br>Mar. 1989: Zone Manager of Operation Division of Seven-Eleven Japan Co., Ltd.<br>Jan. 1996: General Manager of Facility Department of Construction and Facility Division of Seven-Eleven Japan Co., Ltd.<br>May 2003: Standing Corporate Auditor of Seven-Eleven Japan Co., Ltd. (incumbent) | (1) Ito Yokado Co., Ltd. 0 shares<br>(2) Seven-Eleven Japan Co., Ltd. 2,700 shares<br>(3) Denny's Japan Co., Ltd. 0 shares |
| Yoko Suzuki<br>(September 21, 1970) | Apr. 1998: Registered as attorney-at-law (Tokyo Bar Association)<br>Joined Takashiro Godo Law Firm (currently Koike Takashiro Sogo Law Firm)<br>Nov. 2002: Joined Suzuki Sogo Law Firm as Partner (incumbent)<br>May 2003: Corporate Auditor of Ito Yokado Co., Ltd. (incumbent) | (1) Ito Yokado Co., Ltd. 0 shares<br>(2) Seven-Eleven Japan Co., Ltd. 0 shares<br>(3) Denny's Japan Co., Ltd. 0 shares |
| Hiroshi Nakachi<br>(March 2, 1932) | Mar. 1978: Representative Partner of Tohmatsu & Aoki (currently Tohmatsu & Co.)<br>Aug. 1997: Chairman and Representative Partner of Nakachi & Co. (incumbent)<br>Oct. 1998: Chairman of the Japanese Institute of Certified Public Accountants<br>Dec. 1998: Member of the Financial Reconstruction Commission<br>Apr. 1999: Chairman and Representative Director of Nakachi Keiei Kenkyu-sho (incumbent) | (1) Ito Yokado Co., Ltd. 0 shares<br>(2) Seven-Eleven Japan Co., Ltd. 0 shares<br>(3) Denny's Japan Co., Ltd. 0 shares |
| Megumi Suto<br>(January 23, 1948) | Nov. 1984: Chief Researcher of Japan Securities Research Institute<br>Apr. 1988: Associate Professor of the Department of Economics of Meikai University<br>Apr. 1993: Professor of the Faculty of Economics of Chuo University<br>Jan. 2001: Member of the Council on Customs, Tariffs, Foreign Exchange and Other Transactions (incumbent)<br>Feb. 2001: Member of the Financial System Council<br>Mar. 2003: Expert Member of the Disclosure Working Group of the Financial System Council (incumbent)<br>Apr. 2004: Professor of The Waseda Graduate School of Finance, Accounting and Law (incumbent) | (1) Ito Yokado Co., Ltd. 0 shares<br>(2) Seven-Eleven Japan Co., Ltd. 0 shares<br>(3) Denny's Japan Co., Ltd. 0 shares |

Notes:
1. There is no relationship of special interest between any of the five corporate auditors and "Seven & I Holdings Co., Ltd.", the Company, Seven-Eleven Japan Co., Ltd., or Denny's Japan Co., Ltd.
2. Yoko Suzuki, Hiroshi Nakachi, and Megumi Saito are each an outside corporate auditor as set forth in Article 18, Paragraph 1 of the Law for Special Provisions for the Commercial Code concerning Audits, etc. of *Kabushiki-Kaisha* (Joint-stock Companies).
3. The titles of each of the above corporate auditors are current as of April 21, 2005.

(9) Amounts of Compensation for Directors and Corporate Auditors of the Absolute Parent Company to be Incorporated

The amount of compensation for the directors and corporate auditors of "Seven & I Holdings Co., Ltd." for the period up to the close of its first annual meeting of shareholders will be within 50,000,000 Yen in the monthly aggregate with respect to its directors and within 5,000,000 Yen in the monthly aggregate with respect to its corporate auditors. The amount of compensation for its directors will not include salaries for directors who concurrently serve as employees.

(10) Matters Related to Election of Accounting Auditor of the Absolute Parent Company to be Incorporated

The accounting auditor of "Seven & I Holding Co., Ltd." will be as follows:

(As of February 28, 2005)

| | |
|---|---|
| Name | ChuoAoyama PricewaterhouseCoopers |
| Location of Main Office | Kasumigaseki Building<br>3-2-5, Kasumigaseki, Chiyoda-ku, Tokyo |
| History | - December 1968<br>Audit Corporation Chuo Accounting Firm was founded.<br>- July 1984<br>Audit Corporation Chuo Accounting Firm became a member of Coopers and Lybrand International.<br>- July 1988<br>Audit Corporation Chuo Accounting Firm and Shinko Audit Corporation merged into Chuo Shinko Audit Corporation.<br>- July 1993<br>Chuo Shinko Audit Corporation was renamed to Chuo Audit Corporation.<br>- July 1998<br>Coopers and Lybrand and Price Waterhouse merged together on a global level.<br>- April 2000<br>Chuo Audit Corporation and Aoyama Audit Corporation merged into ChuoAoyama PricewaterhouseCoopers.<br>- January 2001<br>Audit Corporation Ito Accounting Firm was merged into ChuoAoyama PricewaterhouseCoopers. |
| Outline | - Partners: 439 certified public accountants<br>Employees: 1,109 certified public accountants; 1,074 assistant accountants; 763 other staff employees.<br>- 27 domestic offices; 29 overseas offices.<br>- 5,477 client companies. |

(11) Matters Related to the Joint Incorporation

The Company, Seven-Eleven Japan Co., Ltd., and Denny's Japan Co., Ltd. will jointly incorporate their absolute parent company, "Seven & I Holdings Co., Ltd."
Seven-Eleven Japan Co., Ltd., and Denny's Japan Co., Ltd. are outlined as follows:

(As of February 28, 2005)

| | |
|---|---|
| Trade Name | Seven-Eleven Japan Co., Ltd. |
| Location of Head Office | 8-8, Nibancho, Chiyoda-ku, Tokyo |
| Foundation Date | November 20, 1973 |
| Stated Capital | 17,200,000,000 Yen |
| Principal Business | Convenience store operation |
| Representatives | Toshifumi Suzuki, Chairman and Representative Director<br>Toshiro Yamaguchi, President and Representative Director |
| Employees | 4,815 |

(As of February 28, 2005)

| | |
|---|---|
| Trade Name | Denny's Japan Co., Ltd. |
| Location of Head Office | 8-8, Nibancho, Chiyoda-ku, Tokyo |
| Foundation Date | November 16, 1973 |
| Stated Capital | 7,125,000,000 Yen |
| Principal Business | Restaurant operation |
| Representative | Kenichi Asama, President and Representative Director |
| Employees | 1,567 |

3. Explanation of Share Allotment under Article 366, Paragraph 1, Item 2 of the Japanese Commercial Code
The Company has determined the following rates of allotment of shares of "Seven & I Holdings Co., Ltd." (the "Stock-Transfer Ratio") to be issued to the shareholders of each of its wholly-owned subsidiaries upon the incorporation of "Seven & I Holdings Co., Ltd.," the absolute parent company, by means of stock-transfer jointly effected by the Company, Seven-Eleven Japan Co., Ltd., and Denny's Japan Co., Ltd. "Seven & I Holdings Co., Ltd." will adopt a voting unit share system, and the number of shares constituting one unit will be 100 shares.

| Company Name | The Company | Seven-Eleven Japan Co., Ltd. | Denny's Japan Co., Ltd. |
|---|---|---|---|
| Stock-Transfer Ratio | 1.20 | 1.00 | 0.65 |

The Three Companies have conducted due diligence investigations with the assistance of professionals in the fields of law, financial accounting, and business, and have confirmed that there exists no undisclosed information that might materially affect the Stock-Transfer Ratio. In determining the Stock-Transfer Ratio, the Three Companies have respectively appointed third-party financial advisors from the viewpoint of ensuring the fairness and appropriateness of such determination. Thus, the Company has appointed Nomura Securities Co., Ltd., Seven-Eleven Japan Co., Ltd. has appointed GMD Corporate Finance Limited, and Denny's Japan Co., Ltd. has appointed Deloitte Touche Tohmatsu. The Company requested Nomura Securities Co., Ltd. to analyze such Stock-Transfer Ratio with respect to the common stock of each of the Three Companies as may be referred to in the negotiation and consultation with Seven-Eleven Japan Co., Ltd. and Denny's Japan Co., Ltd.
Nomura Securities Co., Ltd. conducted the requested analysis by applying the market share price averaging method (*shijo kabuka heikin-ho*) and the DCF method (discount cash flow method) to each of the Three Companies, and presented the proposed stock-transfer ratio to the Company, based on full consideration of the results of such analysis.
Based on the results of Nomura Securities Co., Ltd.'s analysis, the Company considered the matter from various perspectives, conducted negotiation and consultation with Seven-Eleven Japan Co., Ltd. and Denny's Japan Co., Ltd., sought the advice of Nomura Securities Co., Ltd., and eventually determined the above Stock-Transfer Ratio. As a result, the Three Companies approved a proposed stock-transfer agreement setting forth the Stock-Transfer Ratio at their respective board meetings held on April 20, 2005, and entered into said agreement as of the same date. The Stock-Transfer Ratio is within the range presented by Nomura Securities Co., Ltd. In the stock-transfer agreement, however, it is agreed that the Stock-Transfer Ratio may be modified through the Three Companies' mutual consultation if, before the scheduled stock-transfer date, a material change occurs to the conditions assumed for the determination of the Stock-Transfer Ratio.

4. Content of Balance Sheet and Income Statement under Items 3 to 6 of Paragraph 1 of Article 366 of the Japanese Commercial Code
The contents of the Company's balance sheet and income statement are as shown in the Appendix (pp. 19 - 22 in the original Japanese text).
The contents of the balance sheets and income statements of Seven-Eleven Japan Co., Ltd. and Denny's Japan Co., Ltd. are as follows:

[Translation]

# BALANCE SHEET OF SEVEN-ELEVEN JAPAN CO., LTD.

(As of February 28, 2005)

(Millions of yen)

| Item | Amount | Item | Amount |
|---|---|---|---|
| **(Assets)** | | **(Liabilities)** | |
| **Current Assets** | **278,769** | **Current Liabilities** | **218,364** |
| Cash and bank deposits | 243,534 | Accounts payable - trade | 109,040 |
| Accounts receivable due from franchised stores | 7,373 | Accounts payable due to franchised stores | 4,901 |
| Inventories | 3,051 | Accounts payable - other | 13,019 |
| Prepaid expenses | 3,983 | Income taxes payable | 36,569 |
| Deposits paid | 10,000 | Consumption tax withheld | 2,898 |
| Deferred income taxes | 5,130 | Accrued expenses | 3,899 |
| Other | 5,705 | Deposits received | 45,549 |
| Allowance for doubtful accounts | (10) | Allowance for bonuses to employees | 2,107 |
| **Fixed Assets** | **669,718** | Allowance for sales promotion | 121 |
| **Tangible fixed assets** | **250,702** | Other | 258 |
| Buildings | 82,142 | | |
| Structures | 14,327 | **Non-Current Liabilities** | **7,977** |
| Furniture and equipment | 28,420 | Long-term deposits received | 5,075 |
| Land | 124,978 | Accrued pension and severance cost | 1,658 |
| Construction in progress | 833 | Allowance for retirement benefits to directors and corporate auditors | 1,243 |
| **Intangible assets** | **6,880** | | |
| Right of leasehold | 3,796 | | |
| Software | 3,029 | **Total liabilities** | **226,342** |
| Other | 54 | **(Shareholders' Equity)** | |
| | | **Common stock** | **17,200** |
| **Investments and other assets** | **412,136** | **Capital surplus** | **24,565** |
| Investments in securities | 26,531 | Additional paid in capital | 24,563 |
| Investments in subsidiaries | 184,399 | Other capital surplus | 1 |
| | | Gain on sales of treasury stock | 1 |
| Investments in convertible bonds of a subsidiary | 33,307 | **Retained earnings** | **743,891** |
| Investment in capital of subsidiaries | 1,920 | Legal reserve | 4,300 |
| | | General reserve | 646,209 |
| Long-term loans receivable | 69,863 | Unappropriated retained earnings | 93,381 |
| Long-term prepaid expenses | 9,436 | **Net unrealized gain on securities** | **1,335** |
| Deferred income taxes | 7,070 | Net unrealized gain on available-for-sale securities | 1,335 |
| Long-term leasehold deposits | 80,193 | | |
| Other | 2,928 | **Treasury stock** | **(64,846)** |
| Allowance for doubtful accounts | (3,515) | **Total shareholders' equity** | **722,145** |
| **Total assets** | **948,488** | **Total liabilities & shareholders' equity** | **948,488** |

(Any fractional amounts less than one million yen have been disregarded.)

[Translation]

**PROFIT AND LOSS STATEMENT OF SEVEN-ELEVEN JAPAN CO., LTD.**
(From March 1, 2004 to February 28, 2005)

(Millions of yen)

| Item | Amount |
|---|---|
| **Ordinary Income and Loss:** | |
| **Operating Revenue and Expenses:** | |
| **Revenues from operations** | **467,233** |
| Franchise commission from franchised stores | 343,617 |
| (Net sales reported by franchised stores: \2,319,544 million) | |
| (Total net sales including net sales of corporate stores: \2,440,853 million) | |
| Other operating revenue | 2,307 |
| Net sales of corporate stores | 121,308 |
| **Operating expenses** | **292,867** |
| Cost of sales | 88,664 |
| Selling, general and administrative expenses | 204,203 |
| **Operating income** | **174,365** |
| **Non-Operating Income and Expenses:** | |
| **Non-operating income** | **3,082** |
| Interest income | 1,576 |
| Other | 1,505 |
| **Non-operating expenses** | **1,377** |
| Provision for allowance for doubtful accounts | 1,257 |
| Other | 120 |
| **Ordinary income** | **176,070** |
| **Special Gains and Losses:** | |
| **Special gains** | **110** |
| Gain from sales of property and equipment | 96 |
| Gain from sales of investments in securities | 13 |
| **Special losses** | **15,175** |
| Loss on sales and disposals of property and equipment | 4,011 |
| Impairment loss of property and equipment | 4,867 |
| Valuation loss on property and equipment | 1,543 |
| Head office relocation expenses | 724 |
| Amortization of prior service costs | 3,326 |
| Other | 701 |
| **Income before income taxes** | **161,006** |
| Income taxes – Current | 70,219 |
| Income taxes – Deferred | (2,104) |
| **Net income for the year** | **92,891** |
| Retained earnings brought forward | 17,725 |
| Interim dividends | 17,234 |
| **Unappropriated retained earnings** | **93,381** |

(Any fractional amounts less than one million yen have been disregarded.)

(Notes)

Significant accounting policies

1. Valuation method for securities
   (1) Held-to-maturity debt securities are carried at amortized cost.
   (2) Investment in subsidiaries and affiliates are valued at cost, determined using the moving-average method.
   (3) Available-for-sale securities are classified into two categories:
      (a) Fair value is available
      Securities, whose fair value is available, are valued at the quoted market price prevailing at the end of the fiscal year. Net unrealized gains or losses on these securities are reported as a separate component of shareholders' equity at a net-of-tax amount. Cost of sales is determined by the moving-average method.
      (b) Fair value is not available
      Securities, whose fair value is not available, are valued at cost, determined by the moving-average method.

2. Valuation method for derivatives
   Derivative financial instruments are valued at fair value.

3. Valuation method for Inventories
   Merchandise inventories of Seven-Eleven Japan Co., Ltd. (the "Company") are valued at cost, determined by the retail method.

4. Depreciation and amortization
   (1) Property and equipment
   Depreciation expenses are computed using the declining-balance method.
   (2) Intangible assets
   Amortization expenses for intangible assets are computed using the straight-line method. Software for internal use is amortized using the straight-line method over an estimated useful life of 5 years.

5. Allowances
   (1) Allowance for doubtful accounts
   An allowance for doubtful accounts is provided against potential losses on collection at an amount measured using a historical bad debt ratio for normal receivables, plus an amount individually measured on collectibility of receivables that are expected to be uncollectible due to bad financial condition or insolvency.
   (2) Allowance for bonuses to employees
   An allowance for bonuses to employees is provided for bonuses payable to employees at the amount expected to be paid in respect of the calculation period ended on the balance sheet date.
   (3) Allowance for sales promotion
   An allowance for sales promotion is provided for the use of points given to customers at the amount expected to be used on the balance sheet date in accordance with the sales promotion point card program.
   (4) Allowance for accrued pension and severance costs
   An allowance for accrued pension and severance costs is provided at the amount incurred during the fiscal year, which is based on the estimated present value of the projected benefit obligation less the estimated fair value of the plan assets at the end of the fiscal year. Unrecognized actuarial differences are amortized on a straight-line basis over certain years within an average remaining service period (10 years) from the next year in which they arise. Prior service costs are amortized in full in which they arise.

(Additional Information)
Following approval from Japanese Ministry of Health, Labor and Welfare on September 1, 2004, the "Ito-Yokado Group Employee Pension Fund", which the Company participates in, was transferred to the "IY Group Employees' Pension Fund" based on the "Defined Benefit Corporate Pension Plan Act". Following the transition, the retirement benefits plan was revised. As a result, prior service costs of \3,326 million were recognized and charged to income in full in the current year.

(5) Allowance for retirement benefits to directors and corporate auditors
An allowance for retirement benefits to directors and corporate auditors is provided in accordance with the Company's internal policy.

6. Leases
All finance lease contracts other than those by which the ownership of the leased assets is to be transferred to lessees are accounted for as operating leases.

7. Hedge accounting
(1) Method of hedge accounting
Currency swap contracts which meet the requirements for the application of hedge accounting are accounted for by allocating contracted exchange rates for the corresponding hedged foreign currency transaction and balances.
(2) Hedging instruments and hedged items
Hedging instruments and hedged items for which hedge accounting was adopted for the fiscal year ended February 28, 2005 are as follows:
(a) Hedging instruments: Currency swap contracts
(b) Hedged items: Receivables denominated in foreign currencies
(3) Hedging policy
The Company utilizes financial instruments to hedge foreign currency exchange rate fluctuation exposure associated with hedged items.

8. Accounting for consumption taxes
Consumption taxes are separately accounted for, and are excluded from the amounts of the underlying income and expense transactions.

Changes in Accounting Policy
(Accounting Standard for Impairment of Fixed Assets)
On August 9, 2002, the Business Accounting Council issued a new accounting standard, "Accounting Standard for Impairment of Fixed Assets", and on October 31, 2003, the Accounting Standard Board of Japan issued Financial Accounting Standards Guidance No. 6, "Implementation Guidance for Accounting Standards for Impairment of Fixed Assets". These new pronouncements are effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004. The Company early adopted the new accounting standard for impairment of fixed assets for the fiscal year beginning on March 1, 2004. As a result of adopting the new accounting standard for impairment of fixed assets, income before income taxes for the year ended February 28, 2005, decreased by \4,867 million.

Notes to balance sheet

| | | | |
|---|---|---|---|
| (1) | Long-term receivable from principal shareholders: | \880 | million |
| (2) | Short-term payable to principal shareholders: | \25 | million |
| (3) | Short-term receivable from subsidiaries: | \145 | million |
| (4) | Long-term receivable from subsidiaries: | \64,463 | million |
| (5) | Short-term payable to subsidiaries: | \1,543 | million |

(6) Accumulated depreciation of property and equipment: \190,155 million

(7) In addition to the fixed assets recorded in the balance sheet, fixture and furniture for stores and vehicle for business use are being used under lease agreements.

(8) Assets pledged as collateral: \2,066 million

(9) Guarantees: \617 million

(10) Incremental net assets resulting from revaluating assets at fair market value as stipulated in Article 124, paragraph 3 of the Commercial Code Enforcement Regulation of Japan: \1,335 million

Notes to profit and loss statement

| | | |
|---|---|---|
| (1) Operating expenses to principal shareholders: | \670 | million |
| (2) Non-operating transaction with principal shareholders: | \125,452 | million |
| (3) Operating revenue from subsidiaries: | \152 | million |
| (4) Operating expenses to subsidiaries: | \1,795 | million |
| (5) Non-operating income from subsidiaries: | \71 | million |
| (6) Non-operating expenses to subsidiaries: | \674 | million |
| (7) Net income per share: | \115.78 | |

[Translation]

**BALANCE SHEET OF DENNY'S JAPAN. CO., LTD.**

(As of February 28, 2005)

(Thousands of yen)

| Item | Amount | Item | Amount |
|---|---|---|---|
| **(Assets)** | | **(Liabilities)** | |
| **Current Assets** | **41,002,635** | **Current Liabilities** | **7,750,664** |
| Cash and bank deposits | 27,862,709 | Accounts payable - trade | 2,171,388 |
| Accounts receivable - trade | 338,710 | Accounts payable - other | 756,647 |
| Merchandise inventories | 126,199 | Income taxes payable | 860,120 |
| Raw materials | 287,025 | Consumption taxes withheld | 453,735 |
| Supplies inventories | 16,653 | Accrued expenses | 2,447,006 |
| Prepaid expenses | 987,316 | Deposits received | 98,132 |
| Short-term loans receivable | 50,879 | Allowance for bonuses to employees | 618,448 |
| Deposits paid | 10,000,000 | | |
| Short-term leasehold deposits | 437,742 | Account payable - construction | 232,701 |
| Deferred income taxes | 413,809 | Other | 112,485 |
| Other | 481,589 | | |
| | | **Non-Current Liabilities** | **681,528** |
| **Fixed Assets** | **25,181,907** | Accrued pension and severance cost | 345,858 |
| **Tangible fixed assets** | **13,624,133** | | |
| Buildings | 9,197,428 | Allowance for retirement benefits to directors and corporate auditors | 285,951 |
| Structures | 1,158,659 | | |
| Vehicles | 744 | | |
| Furniture and equipment | 1,394,841 | Other | 49,719 |
| Land | 1,864,142 | **Total liabilities** | **8,432,193** |
| Construction in progress | 8,316 | **(Shareholders' Equity)** | |
| | | **Common stock** | **7,125,000** |
| **Intangible assets** | **779,579** | **Capital surplus** | **9,785,025** |
| Right of leasehold | 89,062 | Additional paid in capital | 9,784,750 |
| Telephone rights | 120,415 | Other capital surplus | 275 |
| Software | 393,886 | Gain on sales of treasury stock | 275 |
| Software - construction in progress | 138,000 | **Retained earnings** | **41,055,822** |
| Other | 38,214 | Legal reserve | 1,383,533 |
| | | General reserve | 36,409,421 |
| **Investments and other assets** | **10,778,194** | Reserve for deferred gains on sales of property and equipment | 9,421 |
| Investments in securities | 415,984 | | |
| Long-term loans receivable | 4,441 | | |
| Long-term prepaid expenses | 240,123 | Other reserve | 36,400,000 |
| Long-term leasehold deposits | 9,392,613 | Unappropriated retained earnings | 3,262,867 |
| Deferred income taxes | 506,310 | **Net unrealized gain on securities** | **126,710** |
| Other | 218,720 | Net unrealized gain on available-for-sale securities | 126,710 |
| | | **Treasury stock** | **(340,209)** |
| | | **Total shareholders' equity** | **57,752,349** |
| **Total assets** | **66,184,542** | **Total liabilities & shareholders' equity** | **66,184,542** |

[Translation]

**PROFIT AND LOSS STATEMENT OF DENNY'S JAPAN, CO., LTD.**
(From March 1, 2004 to February 28, 2005)

(Thousands of yen)

| Item | Amount |
|---|---|
| **Ordinary Income and Loss:** | |
| **Operating Revenue and Expenses:** | |
| **Revenue from operations** | **96,523,675** |
| Net sales | 96,360,832 |
| Other operating revenue | 162,843 |
| **Operating expenses** | **93,303,542** |
| Cost of sales | 31,932,689 |
| Selling, general and administrative expenses | 61,370,852 |
| **Operating income** | **3,220,133** |
| **Non-Operating Income and Expenses:** | |
| **Non-operating income** | **199,678** |
| Interest income | 35,638 |
| Other | 164,039 |
| **Non-operating expenses** | **102,225** |
| Other | 102,225 |
| **Ordinary income** | **3,317,585** |
| **Special Gains and Losses:** | |
| **Special gains** | **104,568** |
| Gain from cancellations of lease contracts | 100,000 |
| Gain on sales of investments in securities | 4,568 |
| **Special losses** | **681,323** |
| Loss on disposals of property and equipment | 298,009 |
| Impairment loss of property and equipment | 228,133 |
| Loss from cancellations of lease contracts | 65,267 |
| Other | 89,913 |
| **Income before income taxes** | **2,740,831** |
| Income taxes - Current | 1,617,785 |
| Income taxes - Deferred | (161,454) |
| **Net income for the year** | **1,284,500** |
| Retained earnings brought forward | 2,477,136 |
| Interim dividends | 498,769 |
| **Unappropriated retained earnings** | **3,262,867** |

(Notes)

1. Significant accounting policies

(1) Valuation method for securities

Available-for-sale securities are classified into two categories:

Fair value is available

Securities, whose fair value is available, are valued at the quoted market price prevailing at the end of the fiscal year. Net unrealized gains or losses on these securities are reported as a separate component of shareholders' equity at a net-of-tax amount. Cost of sales is determined by the moving-average method.

Fair value is not available

Securities, whose fair value is not available, are valued at cost, determined by the moving-average method.

(2) Valuation method for inventories

Merchandise inventories, raw materials and supplier inventories are valued at cost, determined by the last purchase price method.

(3) Depreciation and amortization

(a) Property and equipment

Depreciation expenses are computed using the declining-balance method.

(b) Intangible assets

Amortization expenses for intangible assets are computed using the straight-line method. Software for internal use is amortized by the straight-line method over an estimated useful life of 5 years.

(4) Allowances

(a) Allowance for bonuses to employees

An allowance for bonuses to employees is provided for bonuses payable to employees at the amount expected to be paid in respect of the calculation period ended on the balance sheet date.

(b) Allowance for accrued pension and severance costs

An allowance for accrued pension and severance costs is provided at the amount incurred during the fiscal year, which is based on the estimated present value of the projected benefit obligation less the estimated fair value of the plan assets at the end of the fiscal year. Prior service costs are amortized on a straight-line basis over certain years within an average remaining service period (10 years). Unrecognized actuarial differences are amortized on a straight-line basis over certain years within an average remaining service period (10 years) from the next year in which they arise.

(c) Allowance for retirement benefits to directors and corporate auditors

An allowance for retirement benefits to directors and corporate auditors is provided in accordance with policy of Denny's Japan Co., Ltd. (the "Company") policy.

(5) Leases

All finance lease contracts other than those by which the ownership of the leased assets is to be transferred to lessees are accounted for as operating leases.

(6) Consumption taxes

Consumption taxes are separately accounted for, and are excluded from the amounts of the underlying income and expense transactions.

2. Changes in Accounting Policy

(1) Accounting Standard for Impairment of Fixed Assets

On August 9, 2002, the Business Accounting Council issued a new accounting standard, "Accounting Standard for Impairment of Fixed Assets", and on October 31, 2003, the Accounting Standard Board of Japan issued Financial Accounting Standards Guidance No. 6, "Implementation Guidance for Accounting Standards for Impairment of Fixed Assets". These new pronouncements are effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004. The Company early adopted the new accounting standard for impairment of fixed assets for the fiscal year beginning on March 1, 2004. As a result of adopting the new accounting standard for impairment of fixed assets, income before income taxes for the year ended February 28, 2005, decreased by \228,133 thousand. Accumulated impairment losses are deducted directly from related fixed assets.

3. Notes

(Notes to balance sheet)

(1) Short-term receivable from principal shareholder: \196,795 thousand

(2) Accumulated depreciation of property and equipment: \26,725,825 thousand

(3) In addition to the fixed assets recorded in the balance sheet, information-related equipment and cuisine equipment are being used under lease agreements.

(4) Long-term receivable from principal shareholder: \174,656 thousand

(5) Guarantees: \672 thousand

(6) Incremental net assets resulted from revaluating assets at fair market value as stipulated in Article 124, paragraph 3 of the Commercial Code Enforcement Regulation of Japan:
\126,710 thousand

(7) Treasury stock:
Number of outstanding shares at the end of year (shares) 32,356,610
Number of treasury stock (shares) 179,521

(Notes to profit and loss statement)

(1) Operating expenses to the principal shareholders: \151,770 thousand

(2) Net income per share: \39.08

Note: Any fractional amounts less than one thousand yen have been disregarded.

5. Requirements for Proposal 2
This Proposal 2 will become effective upon: (a) the approval of "Proposal 3: Partial Amendments to the Articles of Incorporation," (b) the approval of the proposal for the stock-transfer at the respective shareholders' meetings of Seven-Eleven Japan Co., Ltd. and Denny's Japan Co., Ltd. that will be held for such purpose; and (c) all relevant authorities' approvals of the stock-transfer as required by law.

## "SEVEN & I HOLDINGS CO., LTD.
## ARTICLES OF INCORPORATION"

### CHAPTER I: GENERAL PROVISIONS

**Article 1.** (Trade Name)
The Company shall be called "*Kabushiki Kaisha* Seven & I Holdings" and in English, "Seven & I Holdings Co., Ltd."

**Article 2.** (Purpose)
The purpose of the Company shall be, by way of owning shares of companies engaging in the following businesses and companies engaging in businesses equivalent thereto, to control and manage the businesses and activities of such companies:

(1) Retail trade of various goods, and manufacturing, processing and wholesale of related products;
(2) Manufacture, processing, purchase, wholesale and sale of perishable foods, processed foods, frozen foods, dairy products, oils and fats for foods, seasonings, tea, coffee, cocoa, drinking water, ice and other beverages and foods;
(3) Sale of salt and cigarettes; processing and sale of grain;
(4) Sale of liquor;
(5) Sale of clothing and bedding;
(6) Sale of accessories, fur products, footwear, rainwear, bags and pouches of all kinds;
(7) Sale of watches and clocks, eyeglasses, precious metals, jewelry and smoker's requisites;
(8) Sale of folded-boxes for food, packages and containers;
(9) Manufacture, processing, wholesale and sale of kitchen utensils and daily miscellaneous goods;
(10) Manufacture, processing, wholesale and sale of household electrical appliances, furniture, interior decorations and lighting fixtures;
(11) Manufacture, processing, wholesale and sale of entertainment goods, toys, sporting goods, musical instruments, records, and tapes;
(12) Sale of paper, stationery and office machinery and tools;
(13) Sale of works of art;
(14) Sale of medicines, quasi-medicines, medical instruments, pharmaceutical products, medical auxiliary supplies, industrial chemicals, welfare goods, care goods, sanitary goods, and weighing machines;
(15) Sale of cosmetics;
(16) Sale and maintenance of automobiles, bicycles and other vehicles, and parts relating thereto;
(17) Sale of optical machinery and tools and photo machinery and tools;
(18) Production, purchase and sale of seeds, plants, animals, animal feed, fertilizers, production materials for fruits and grains (steel frame materials for vinyl greenhouses, vinyl products such as multi-tunnels and other materials) and gardening materials;
(19) Delivery, rental and exportation of goods mentioned in (2) through (18) above;

(20) Planning, development, production, importation, exportation, sale and lease of publications such as books, magazines, newspapers and electronic publications;

(21) Planning, development, production, importation, exportation, sale and lease of video software and audio software on new kinds of media such as DVDs, CD-ROMs, compact discs and video tapes and recorded goods such as records and music tapes;

(22) Planning, production and hosting of events;

(23) Development and promotion of cultivation technology and distribution technology for fruits and grains;

(24) Research, planning, development and consultation related to buildings, facilities and equipment for persons with disabilities;

(25) Direct marketing sales and mail-order businesses;

(26) Antique dealing;

(27) Management of drugstores and clinics;

(28) Operation of restaurants, event facilities, amusement facilities, movie theaters, hotels and inns, ticket agencies, sporting facilities, cultural education, private preparatory schools, wedding halls, exhibition facilities, parking facilities and gas stations;

(29) Operation of virtual stores on Internet web pages, etc.;

(30) The service business of providing meals and distributing meals;

(31) Livestock husbandry businesses;

(32) Sale of benzene, kerosene, lubricants and other petroleum products, and the service businesses concerned with the sales facilities for such products;

(33) Management of photography, printing, copying, laundry, barber and beauty parlor businesses;

(34) Import-export business, and acting as an agent for foreign commercial transactions and import-export business;

(35) Transportation of general passengers and of freight by automobile, travel businesses, and agencies in connection therewith as well as for driver training schools;

(36) Research, training, publicity, advertising and publication of printed matters related to distribution operations and convenience stores;

(37) Sale of media space for publicity and advertising;

(38) Business associated with telecommunication and information processing;

(39) Business related to transportation and storage of goods and serving as an agent or intermediary for home delivery services:

(40) Services related to the management of convenience stores and restaurants through a franchise operation;

(41) Development, research and sales, and undertaking development and research on contract, regarding the design of various articles and the design of sales floors;

(42) Collection, processing and sale of information using communication systems such as the Internet, etc. and provision of service of various types of information;

(43) Provision of information concerned with goods and services other than those mentioned in the preceding item;

(44) Sale, importation, exportation and lease of computer hardware and software and serving as an agent or intermediary therefor;

(45) Sale of gift certificates;

(46) Issuance and handling of reward cards and prepaid cards;

(47) Sale and intermediary service of various tickets and certificates with prizes under the Law for Establishing Certificates with Prizes, etc.;

(48) Sale and lease of intangible property rights such as patents, utility models, trademarks and design patents;

(49) Non-life insurance agencies, insurance agencies relating to the Automobile Liability Securities Insurance Law, the business of offering life insurance subscriptions, other kinds of insurance agencies and brokerage and insurance services;

(50) Business concerned with sale, purchase, lease, rent, brokerage, administration, professional assessment, construction and repair of real estate;

(51) Business concerned with sale, purchase, lease, appraisal and repair of kitchen and shop fixtures, air-conditioning fixtures, vending machines, appliances, furnishings and other movables;

(52) Construction activities and design, supervision and carrying out of civil engineering;

(53) Interior and exterior decoration, equipment construction, and construction business;

(54) Planning, production and construction of urban development;

(55) Undertaking planning, development, management and operation of stores on contract;

(56) Money lending business, intermediary and guaranty of lending and borrowing of money, handling of credit cards, personal loans for financing purchases, brokerage of installment-loan sales and other financial services;

(57) Acting as an agent for money clearance and money collection;

(58) Money claims purchase business and integrated management;

(59) Introduction and installment of automatic teller machines and servicing business connected therewith;

(60) Technical assistance to, business consultancy for, commissioned business from, investment in and contribution to various enterprises;

(61) Planning and execution of market research and undertaking planning and execution on contract;

(62) Research and study of management information and undertaking research and study on contract;

(63) Business planning, research and system design;

(64) Serving as an agent or intermediary for various types of businesses;

(65) Cleaning of buildings and snow removal;

(66) Recycling of general waste;

(67) Contracting for security for buildings such as offices, stores, warehouses, plants, dormitories and houses and facilities annexed thereto;

(68) Contracting for secure transportation of articles, securities, money, etc.;

(69) Contracting for safety and security of people and articles at places where crowds are expected and management of parking lots, etc.;

(70) Contracting for credit investigation of individuals and companies;

(71) Business concerned with development, manufacture and sale of machines and equipment for security; and

(72) Any other business incidental to or in connection with the foregoing.

The Company may conduct any businesses mentioned in the preceding items and any other business incidental thereto or in connection therewith.

**Article 3.** (Head Office)

The Company shall have its head office in Chiyoda-ku, Tokyo.

**Article 4.** (Method of Public Notices)

Public notices by the Company shall be made in the *Nihon Keizai Shimbun* published in Tokyo.

## CHAPTER II: SHARES

**Article 5.** (Total Number of Shares authorized to be issued)

The total number of shares authorized to be issued by the Company shall be 4,500,000,000 shares; provided, however, that if a cancellation of shares is made, the number of shares authorized to be issued shall be reduced by the number of shares so canceled.

**Article 6.** (Purchase of Own Shares)

The Company may purchase its own shares by a resolution of the board of directors in accordance with the provisions of the Commercial Code, Article 211-3, paragraph 1, item 2.

**Article 7.** (Number of Shares Constituting One Voting Unit; Non-Issuance of Share Certificates Representing Shares of Less Than the Number of Shares Constituting One Voting Unit)

The number of shares constituting one voting unit of the Company shall be 100.

The Company shall not issue any share certificates representing shares of less than the number of shares constituting one voting unit (hereinafter referred to as "Less-than-One-Voting-Unit Shares"); provided, however, that in cases set forth in the share handling rules, this shall not apply.

**Article 8.** (Additional Purchase of Shares of Less Than One Voting Unit)

In accordance with the provisions of the share handling rules, any shareholder having Less-than-One-Voting-Unit Shares of the Company (including beneficial shareholders, and the same shall apply hereinafter) shall be entitled to demand that the Company sell such number of shares as may, together with the number of shares in such Less-than-One-Voting-Unit Shares, constitute the number of shares constituting one voting unit.

**Article 9.** (Transfer Agent)

The Company shall appoint a transfer agent with respect to shares.

The transfer agent and its handling office shall be designated by a resolution of the board of directors, and a public notice shall be made with respect thereto.

The register of shareholders and the register of beneficial shareholders (hereinafter referred to as the "Register of Shareholders, Etc.") and the lost-share-certificate register of the Company shall be kept at the handling office of the transfer agent, and the registration of transfers of shares, purchases and additional purchases of Less-than-One-Voting-Unit Shares, and other operations relating to shares shall be handled by the transfer agent.

**Article 10.** (Record Date)

The Company shall deem shareholders having voting rights registered or recorded in the last Register of Shareholders, Etc. as of the last day of February of each year as the shareholders who shall be entitled to exercise their rights at the annual shareholders' meeting for the accounting period.

Notwithstanding the preceding paragraph, the Company may, pursuant to a resolution of the board of directors and upon making a prior public notice thereof, deem shareholders having voting rights registered or recorded in the last Register of Shareholders, Etc. as of a date different from the aforesaid date as the shareholders who shall be entitled to exercise their rights at the annual shareholders meeting for the relevant accounting period.

In addition to the preceding two paragraphs, the Company may, if necessary, pursuant to a resolution of the board of directors and upon making a prior public notice thereof, deem shareholders having voting rights registered or recorded in the last Register of Shareholders, Etc. as of a certain date as the shareholders who shall be entitled to exercise their rights.

**Article 11.** (Share Handling Rules)

The denominations of share certificates of the Company, registration of transfers of shares, purchases and additional purchases of the Less-than-One-Voting-Unit Shares, registration of pledges and indications of shares in trust and cancellations thereof, non-possession of share certificates, re-issuance of share certificates, various notifications from shareholders, other operations relating to shares and handling fees therefor shall be governed by the share handling rules prescribed by the board of directors.

## CHAPTER III: SHAREHOLDERS' MEETING

**Article 12.** (Time of Meeting)

An annual shareholders' meeting of the Company shall be convened no later than three (3) months from the day following the end of each accounting period and an extraordinary shareholders' meeting shall be convened whenever necessary.

**Article 13.** (Place of Convocation)

General shareholders' meeting shall be convened in Tokyo.

**Article 14.** (Chairperson of the Meeting)

The Director-President shall preside over shareholders' meeting.

If the Company has a vacancy for the position of Director-President or the Director-President is unable to so act, one of the other directors in an order previously determined by the board of directors shall take the Director-President's place.

**Article 15.** (Method of Adopting Resolutions)

Unless otherwise stipulated by laws or ordinances or these Articles of Incorporation, resolutions of a shareholders' meeting shall be adopted by a majority of the voting rights of the shareholders attending the meeting.

Unless otherwise stipulated by these Articles of Incorporation, special resolutions of a shareholders' meeting governed by Article 343 of the Commercial Code shall be adopted by a vote of two-thirds (2/3) or more of the voting rights of those shareholders who attend the relevant meeting who shall hold in aggregate one-third (1/3) or more of the voting rights of all shareholders.

**Article 16.** (Voting by Proxy)

Shareholders may exercise their voting rights by a proxy who shall also be a shareholder of the Company entitled to exercise voting rights. In this case, the shareholder or his/her proxy shall submit to the Company a document evidencing the authority of such proxy to act as such at each shareholders' meeting.

**Article 17.** (Minutes)

The substance of the proceedings and the results of the shareholders' meeting shall be recorded in the minutes, to which the chairperson of the meeting and the directors and corporate auditors present at such meetings shall affix their names and seals.

## CHAPTER IV: BOARD OF DIRECTORS

**Article 18.** (Authority of Board of Directors)

In addition to matters stipulated by laws and ordinances or by these Articles of Incorporation, the board of directors shall determine the execution of important business of the Company.

**Article 19.** (Convocation of Meetings of the Board of Directors)

Unless otherwise stipulated by laws or ordinances, the Director-President shall convene and preside over meetings of the board of directors.

If the Company has vacancy for the position of Director-President or the Director-President is unable so to act, one of the other directors in an order previously determined by the board of directors shall convene and preside over the meeting of the board of directors.

Notice to convene a meeting of the board of directors shall be given to each director and corporate auditor not less than three (3) days prior to the date set for such meeting; provided, however, that in the case of an emergency, such period may be shortened.

With the consent of all directors and corporate auditors, a meeting of the board of directors may be held without conducting the procedures of convocation.

**Article 20.** (Resolutions of the Board of Directors)

Resolutions of a meeting of the board of directors shall be adopted by a majority in number of the directors present at a meeting attended by the directors who constitute a majority in number of all the directors.

**Article 21.** (Minutes)

The substance of proceedings and the results of the meetings of the board of directors shall be recorded in the minutes, to which the directors and corporate auditors present at such meetings shall affix their names and seals.

## CHAPTER V: DIRECTORS

**Article 22.** (Number)

The Company shall have not more than eighteen (18) directors.

**Article 23.** (Election)

A resolution for the election of directors shall be adopted by a majority of the voting rights of those shareholders present at the relevant meeting who shall hold in aggregate one-third (1/3) or more of the voting rights of all shareholders.

Cumulative voting shall not be used for the election of directors.

**Article 24.** (Term of Office)

The term of office of directors shall expire at the closing of the annual shareholders' meeting concerning the last accounting period within one (1) year after their assumption of office.

The term of office of a director who has been elected to fill a vacancy or in order to increase the number of directors shall expire when the term of the other directors then serving will expire.

**Article 25.** (Directors with Titles)

The board of directors may, by its resolutions, appoint one Director-Chairperson, one Director-President, some Director-Deputy Chairpersons, some Director-Deputy Presidents, some Senior Managing Directors and some Managing Directors.

**Article 26.** (Representative Directors)

The Director-President shall represent the Company.

In addition to the preceding paragraph, the board of directors may, by its resolutions, appoint directors to represent the Company.

**Article 27.** (Compensation)

The compensation for directors shall be determined by a resolution of a shareholders' meeting.

**Article 28.** (Reduction of Directors' Liability, Etc.)

The Company may, in accordance with the provisions of the Commercial Code, Article 266, paragraph 12, by a resolution of its board of directors, exempt a director (including a former director) from his/her liability regarding an act mentioned in Article 266, paragraph 1, item 5 to the extent stipulated in the relevant laws and ordinances.

The Company may, in accordance with the provisions of the Commercial Code, Article 266, paragraph 19, execute an agreement with an outside director that limits his/her liability for compensation regarding an act mentioned in Article 266, paragraph 1, item 5; provided, however, that the limited amount of liability for compensation pursuant to such agreement shall be the amount stipulated in the relevant laws and ordinances.

## CHAPTER VI: BOARD OF CORPORATE AUDITORS

**Article 29.** (Authority of Board of Corporate Auditors)

In addition to its authority as stipulated by laws and ordinances, the board of corporate auditors may, by its resolutions, determine matters with respect to the execution of duties of corporate auditors (to an extent not to prevent corporate auditors from exercising their authority).

**Article 30.** (Convocation of Meetings of the Board of Corporate Auditors)

Notice to convene a meeting of the board of corporate auditors shall be given to each corporate auditor not less than three (3) days prior to the date set for such meeting; provided, however, that in the case of an emergency, such period may be shortened.

With the consent of all corporate auditors, a meeting of the board of corporate auditors may be held without conducting the procedures of convocation.

**Article 31.** (Resolutions of the Board of Corporate Auditors)

Unless otherwise stipulated in laws and ordinances, resolutions of a meeting of the board of corporate auditors shall be adopted by a majority of the corporate auditors.

**Article 32.** (Minutes)

The substance of proceedings and the results of the meetings of the board of corporate auditors shall be recorded in the minutes, to which the corporate auditors present at such meetings shall affix their names and seals.

## CHAPTER VII: CORPORATE AUDITORS

**Article 33.** (Number)

The Company shall have not more than five (5) corporate auditors.

**Article 34.** (Election)

Resolutions for the election of corporate auditors shall be adopted by a majority of the voting rights of those shareholders present at the relevant meeting who shall hold in aggregate one-third (1/3) or more of the voting rights of all shareholders.

**Article 35.** (Term of Office)

The term of office of corporate auditors shall expire at the closing of the annual shareholders' meeting concerning the last accounting period within four (4) years after their assumption of office. The term of office of a corporate auditor who has been elected to fill a vacancy of a corporate auditor who has retired shall expire when the term of office of the corporate auditor who has retired would have otherwise expired.

**Article 36.** (Full-Time Corporate Auditor(s))

The corporate auditors shall appoint full-time corporate auditor(s) from among themselves.

**Article 37.** (Compensation)

The compensation for the corporate auditors shall be determined by a resolution of a shareholders' meeting.

**Article 38.** (Reduction of Corporate Auditors' Liability, Etc.)

The Company may, in accordance with the provisions of the Commercial Code, Article 280, paragraph 1, by a resolution of its board of directors, exempt a corporate auditor (including a former corporate auditor) from his/her liability to the extent stipulated in the relevant laws and ordinances.

## CHAPTER VIII: ACCOUNTING

**Article 39.** (Business Year)

The business year of the Company shall be the one-year period from March 1 of each year through the last day of February of the following year and the last day of the accounting period shall be the last day of the relevant business year.

**Article 40.** (Profit Dividends)

Profit dividends of the Company shall be paid to shareholders or registered pledgees registered or recorded in the last Register of Shareholders, Etc. as of the last day of February of each year.

**Article 41.** (Interim Dividends)

The Company may, by a resolution of the board of directors, make cash distributions as interim dividends to the shareholders or registered pledgees registered or recorded in the last Register of Shareholders, Etc. as of August 31 of each year.

**Article 42.** (Payment Period of Dividends)

The Company shall be released from the obligation to pay profit dividends or cash amounts stipulated in the preceding Article that have not been received after the lapse of three (3) years from the date that the payment of such dividends or cash amounts commenced.

## SUPPLEMENTARY PROVISIONS

**Article 1.** (Shares to be Issued upon Incorporation)

The Company shall be incorporated by means of a stock-transfer stipulated in the Commercial Code, Article 364.

The total number of shares to be issued by the Company upon its incorporation shall be 1,346,383,002 common shares.

**Article 2.** (First Business Year)

Notwithstanding the provisions of Article 39, the first business year of the Company shall be from the incorporation day of the Company to the last day of February, 2006.

**Article 3.** (First Term of Office of Corporate Auditors)

Notwithstanding the provisions of Article 35, paragraph 1, the first term of office of corporate auditors shall expire at the closing of the annual shareholders' meeting concerning the last account settlement date within one (1) year after their assumption of office.

**Article 4.** (First Compensation for Directors and Corporate Auditors)

Notwithstanding the provisions of Articles 27 and 37, the total compensation for directors until the closing of the first annual shareholders' meeting of the Company shall be 50,000,000 yen or less per month and the total compensation for corporate auditors until the closing of the first annual shareholders' meeting of the Company shall be 5,000,000 yen or less per month; provided that if a director is also an employee, the compensation amount for such director shall not include the salary for his/her service in the capacity of employee.

**Proposal 3**: Partial Amendments to the Articles of Incorporation

(Outline of Proposal)

1. Reason for Amendments

   Upon the approval of "Proposal 2: Incorporation of Absolute Parent Company by means of Stock-Transfer," the fulfillment of the requirements mentioned in "5. Requirements for Proposal 2," and the completion of the procedure for the stock-transfer, the shareholders of the Company will become shareholders of "Seven & I Holdings Co., Ltd.," the absolute parent company of the Company, effective as of September 1, 2005. In order to secure the resources for year-end dividends for the accounting period ending in February 2006 of "Seven & I Holding Co., Ltd.," the necessary amendment will be made to Article 41 of the Company's current articles of incorporation.

2. Substance of Amendment

(Underline indicates the proposed amendment.)

| Current | Proposed Amendment |
|---|---|
| Chapter VIII. Accounting | Chapter VIII. Accounting |
| Article 41. (Interim Dividends) | Article 41. (Interim Dividends) |
| The Company may, by resolution of the Board of Directors, make a cash distributions as interim dividends to the shareholders or registered pledgees entered or recorded in the latest shareholder register as of <u>August 31</u> of each year. | The Company may, by resolution of the Board of Directors, make a cash distribution as interim dividends to the shareholders or registered pledgees entered or recorded in the latest shareholder register as of <u>September 30</u> of each year. |

3. Requirements for Proposal 3

   This Proposal 3 will become effective upon: (a) the approval of "Proposal 2: Incorporation of Absolute Parent Company by means of Stock-Transfer," and (b) the approval of the proposal for the stock-transfer at the respective shareholders' meetings of Seven-Eleven Japan Co., Ltd. and Denny's Japan Co., Ltd. that will be held for such purpose.

**Proposal 4**: Election of 18 Directors

The term of office of all current seventeen Directors of the Company will expire at the close of this meeting. Therefore, the shareholders are requested to elect eighteen Directors. The candidates for Directors are as follows:

| Candidate No. | Name<br>(Date of Birth) | Resume<br>* Status as other company's representative, if any | (1) Number of shares of the Company<br>(2) Special interest with the Company |
|---|---|---|---|
| 1 | Toshifumi Suzuki<br>(December 1, 1932) | Sep. 1963: Joined the Company<br>Sep. 1971: Director of the Company<br>Sep. 1977: Managing Director of the Company<br>Feb. 1978: President and Representative Director of Seven-Eleven Japan Co., Ltd.<br>Apr. 1983: Senior Managing Director of the Company<br>May 1985: Executive Vice President and Director of the Company<br>Oct. 1992: President and Representative Director of the Company<br>Oct. 1992: Chairman and Representative Director of Seven-Eleven Japan Co., Ltd. (incumbent)<br>May 2003: Chairman and Representative Director of the Company (incumbent)<br>May 2003: Chief Executive Officer (CEO) of the Company (incumbent)<br>May 2003: Chief Executive Officer (CEO) of Seven-Eleven Japan Co., Ltd. (incumbent)<br><br>* Chairman and CEO of Seven-Eleven Japan Co., Ltd.<br>* Chairman of 7-Eleven, Inc.<br>* Chairman of Seven-Eleven Hawaii, Inc.<br>* Chairman of IYG Holding Company<br>* Chairman of 7 dream.com<br>* Chairman of IY Card Service Co., Ltd. | (1) 815,600 shares<br>(2) See (i) below |
| 2 | Nobutake Sato<br>(August 8, 1938) | Nov. 1964: Joined the Company<br>May 1977: Director of the Company<br>Apr. 1983: Managing Director of the Company<br>May 1985: Senior Managing Director of the Company<br>May 1993: Executive Vice President and Director of the Company<br>May 2000: Chairman and Representative Director of York-Benimaru Co., Ltd. (incumbent)<br>May 2003: Chief Executive Officer (CEO) of York-Benimaru Co., Ltd. (incumbent)<br>May 2003: Executive Vice Chairman of the Company (incumbent)<br><br>* Chairman and CEO of York-Benimaru Co., Ltd.<br>* President and Director of IY Real Estate Co., Ltd.<br>* Executive Vice President and Director of IYG Holding Company<br>* President and Director of Robinson Department Store Co. Ltd. | (1) 19,800 shares<br>(2) See (ii) below |
| 3 | Sakae Isaka<br>(May 13, 1942) | Mar. 1966: Joined the Company<br>May 1995: Managing Director of the Company<br>May 2001: Senior Managing Director of the Company<br>May 2003: President and Representative Director of the Company (incumbent)<br>May 2003: Chief Operating Officer (COO) of the Company (incumbent) | (1) 11,200 shares<br>(2) None |

| Candidate No. | Name (Date of Birth) | Resume<br>* Status as other company's representative, if any | (1) Number of shares of the Company<br>(2) Special interest with the Company |
|---|---|---|---|
| 4 | Akihiko Hanawa<br>(February 12, 1942) | Aug. 1967: Joined the Company<br>May 1985: Director of the Company<br>May 1991: Managing Director of the Company<br>May 1996: Senior Managing Director of the Company (incumbent)<br>Jun. 1996: Chief of China Division of the Company (incumbent)<br>May 2003: Senior Executive Officer of the Company (incumbent)<br><br>* President of Chengdu Ito-Yokado Co., Ltd.<br>* President of Hua Tang Yokado Commercial Co., Ltd. | (1) 22,200 shares<br>(2) See (iii) below |
| 5 | Noritoshi Murata<br>(February 11, 1944) | Oct. 1971: Joined the Company<br>May 1990: Director of the Company<br>May 1996: Managing Director of the Company<br>May 2003: Senior Managing Director and Chief of Administration & Development Group of the Company (incumbent)<br>May 2003: Senior Executive Officer of the Company (incumbent)<br><br>* President and Director of K.K. Sanei<br>* President and Director of K.K. IYG Financial Center | (1) 5,600 shares<br>(2) See (iv) below |
| 6 | Atsushi Kamei<br>(May 30, 1944) | Jan. 1980: Joined the Company<br>May 1993: Director of the Company<br>May 1999: Managing Director of the Company<br>May 2003: Senior Managing Director and Chief of Development Division of the Company (incumbent)<br>May 2003: Senior Executive Officer of the Company (incumbent)<br><br>* President and Director of K.K. Mall SC Development | (1) 1,700 shares<br>(2) None |
| 7 | Akira Hinosawa<br>(April 20, 1946) | Mar. 1969: Joined the Company<br>May 1993: Director of the Company<br>May 1999: Managing Director of the Company<br>May 2003: Senior Managing Director of the Company (incumbent)<br>May 2003: Senior Executive Officer of the Company (incumbent)<br>Jan. 2005: Chief of Store Operating Division of the Company (incumbent) | (1) 2,200 shares<br>(2) None |
| 8 | Sakue Mizukoshi<br>(May 3, 1941) | Jul. 1975: Joined the Company<br>May 1993: Director of the Company<br>May 1993: Chief of Corporate Communications Department and Office of Social and Cultural Affairs of the Company (incumbent)<br>May 1999: Senior Managing Director of the Company (incumbent)<br>May 2003: Senior Executive Officer of the Company (incumbent)<br><br>* President and Director of K.K. Terre Verte<br>* President and Director of Shiba Park Publishing Co., Ltd. | (1) 1,700 shares<br>(2) See (v) below |

| Candidate No. | Name (Date of Birth) | Resume * Status as other company's representative, if any | (1) Number of shares of the Company (2) Special interest with the Company |
|---|---|---|---|
| 9 | Minoru Inaoka (August 31, 1945) | May 1984: Joined the Company<br>May 1993: Director of the Company<br>May 2001: Managing Director and Chief of Administration Division of the Company (incumbent)<br>May 2003: Senior Executive Officer of the Company (incumbent)<br><br>* President and Director of K.K. York Insurance | (1) 1,700 shares<br>(2) None |
| 10 | Yoshiaki Ota (September 4, 1946) | Mar. 1969: Joined the Company<br>May 1993: Director of the Company<br>May 2001: Managing Director of the Company (incumbent)<br>May 2003: Managing Executive Officer of the Company (incumbent)<br>May 2003: Chief of Household Goods Division of the Company (incumbent) | (1) 2,700 shares<br>(2) None |
| 11 | Katsuhiro Goto (December 20, 1953) | Jul. 1989: Joined Seven-Eleven Japan Co., Ltd.<br>Apr. 2002: Chief of the Office of the President of the Company (incumbent)<br>May 2002: Director of the Company<br>May 2003: Executive Officer of the Company<br>May 2004: Managing Director of the Company (incumbent)<br>May 2004: Managing Executive Officer of the Company (incumbent) | (1) 1,200 shares<br>(2) None |
| 12 | Scott T. Davis (December 26, 1960) | Jan. 1981: Lecturer of the Faculty of Arts and Social Sciences at the University of New South Wales, Australia<br>Apr. 1990: Full-time researcher of the Japan Institute of Labor<br>Apr. 1993: Lecturer of the Department of Management, the Faculty of Economics of Gakushuin University (incumbent)<br>Apr. 2001: Professor of the International Economics Department, the International School of Economics and Business of Reitaku University (incumbent)<br>May 2004: Director of the Company (incumbent) | (1) 1,000 shares<br>(2) None |
| 13 | Yoji Okamura (December 9, 1948) | Mar. 1972: Joined the Company<br>Feb. 1991: Manager of Saitama Zone of the Company<br>May 2001: Director of the Company (incumbent)<br>Dec. 2002: Chief of Foods Division of the Company (incumbent)<br>May 2003: Executive Officer of the Company | (1) 1,100 shares<br>(2) None |
| 14 | Shiro Ozeki (May 21, 1946) | Feb. 2001: Joined the Company<br>Jun. 2002: General Manager of Overseas Finance Division of the Company<br>May 2003: Director and Chief of Finance Division of the Company (incumbent)<br>May 2003: Executive Officer of the Company (incumbent) | (1) 1,100 shares<br>(2) None |

| Candidate No. | Name (Date of Birth) | Resume<br>* Status as other company's representative, if any | (1) Number of shares of the Company<br>(2) Special interest with the Company |
|---|---|---|---|
| 15 | Yoshihiro Tanaka<br>(March 14, 1950) | Jul. 1977: Joined the Company<br>Feb. 1992: General Manager of Budget Division of the Company<br>Jun. 1996: General Manager of Planning Office of the Company<br>May 2003: Director and Chief of Corporate Planning Office of the Company (incumbent)<br>May 2003: Executive Officer of the Company (incumbent) | (1) 1,200 shares<br>(2) None |
| 16 | Shigetada Aoki<br>(February 26, 1954) | Mar. 1977: Joined the Company<br>Jan. 1997: General Manager of Corporate Communication Department of the Company<br>May 2003: Chief of Advertising & Sales Promotion Department of the Company (incumbent)<br>May 2003: Executive Officer of the Company (incumbent) | (1) 1,100 shares<br>(2) None |
| 17 | Yasuo Takaha<br>(October 7, 1950) | Mar. 1975: Joined the Company<br>Jan. 1997: General Manager of Public Relations Department of the Company<br>May 2004: Executive Officer and Chief of Public Relations Department of the Company (incumbent) | (1) 0 shares<br>(2) None |
| 18 | Yukio Fujimaki<br>(January 5, 1960) | Apr. 1982: Joined Isetan Company Limited<br>Oct. 2003: President and Representative Director of Fukusuke Corporation (incumbent)<br>Apr. 2005: Counsel of the Company (incumbent)<br><br>* President and Director of K.K. IYG Life Design Institution<br>* President and Director of Fukusuke Corporation | (1) 0 shares<br>(2) See (vi) below |

(i) Mr. Suzuki concurrently holds the office of representative director of Seven-Eleven Japan Co., Ltd., 7-Eleven, Inc. and Seven-Eleven Hawaii, Inc. These companies engage in transactions which are also within the scope of business of the Company.

(ii) Mr. Sato concurrently holds the office of representative director of York-Benimaru Co., Ltd. and K.K. Robinson Department Store. These companies engage in transactions which are also within the scope of business of the Company. Mr. Sato represents K.K. Robinson Department Store in its transactions with the Company.

(iii) Mr. Hanawa concurrently holds the office of representative director of Chengdu Ito-Yokado Co., Ltd. and Hua Tang Yokado Commercial Co., Ltd. These companies engage in transactions which are also within the scope of business of the Company. Mr. Hanawa represents Chengdu Ito-Yokado Co., Ltd. and Hua Tang Yokado Commercial Co., Ltd. in their transactions with the Company.

(iv) Mr. Murata concurrently holds the office of representative director of IYG Financial Center Co., Ltd., and represents such company in its transactions with the Company.

(v) Ms. Mizukoshi concurrently holds the office of representative director of K.K. Terre Verte and Shiba Park Publishing Co., Ltd., and represents these companies in their transactions with the Company.

(vi) Mr. Fujimaki concurrently holds the office of representative director of K.K. IYG Life Design Institution and Fukusuke Corporation, and represents these companies in their transactions with the Company.

Notes: 1. Director candidate Mr. Scott T. Davis satisfies the requirements for an outside director as set forth in Article 188, Paragraph 2, Item 7-2 of the Japanese Commercial Code.

2. The titles of each candidate are current as of April 21, 2005.

**Proposal 5**: Election of 2 Corporate Auditors

The term of office of Corporate Auditors Messrs. Ikuo Kanda and Kenichi Suematsu will expire at the close of this meeting. Therefore, the shareholders are requested to elect two Corporate Auditors. The submission of this proposal to this meeting has been approved by the board of corporate auditors. The candidates for Corporate Auditors are as follows; provided that Mr. Hiroshi Nakachi is a candidate for outside corporate auditor as set forth in Article 18, Paragraph 1 of the Law for Special Provisions for the Commercial Code Concerning Audits, Etc. of *Kabushiki Kaisha* (Joint Stock Companies):

| Candidate No. | Name (Date of Birth) | Resume | (1) Number of shares of the Company (2) Special interest with the Company |
|---|---|---|---|
| 1 | Ikuo Kanda (October 1, 1946) | Mar. 1969: Joined the Company<br>Feb. 1992: General Manager of Accounting Records Processing Department of the Company<br>May 2002: Standing Corporate Auditor of the Company (incumbent) | (1) 2,600 shares<br>(2) None |
| 2 | Hiroshi Nakachi (March 2, 1932) | Mar. 1978: Representative Partner of Tohmatsu & Aoki (currently Tohmatsu & Co.)<br>Aug. 1997: Chairman and Representative Partner of Nakachi & Co. (incumbent)<br>Oct. 1998: Chairman of the Japanese Institute of Certified Public Accountants<br>Dec. 1998: Member of the Financial Reconstruction Commission<br>Apr. 1999: Chairman and Representative Director of Nakachi Keiei Kenkyu-sho (incumbent) | (1) 0 shares<br>(2) None |

Note: The titles of each candidate are current as of April 21, 2005.

**Proposal 6**: Presentation of Retirement Grants to the Retiring Director and the Retiring Corporate Auditor

It is proposed that a retirement grant shall be presented to Messrs. Tamio Uchida and Kenichi Suematsu who are resigning as Director and as Corporate Auditor, respectively, at the close of this meeting, in order to reward their meritorious services, within the applicable range in accordance with the Company's Officers' Retirement Grant Rules. It is also requested that the amount of such grant, the date, manner and other particulars of the presentation be left to the discretion of the Board of Directors with respect to the resigning Director and to the discretion of the Board of Corporate Auditors with respect to the resigning Corporate Auditor.

Resumes of the resigning Director and the resigning Corporate Auditor are as follows:

| Name | Resume |
|---|---|
| Tamio Uchida | May 2004, Director of the Company (incumbent) |
| Kenichi Suematsu | May 1996, Corporate Auditor of the Company (incumbent) |

[Translation]

**ACCESS MAP FOR ANNUAL SHAREHOLDERS' MEETING**

8-8 Nibancho, Chiyoda-ku, Tokyo Head office of the Company
First Floor Conference Room
Telephone: 03-6238-3711

Map

**Major Transportation**

- JR Chuo-Line and Sobu-Line: About four minutes walk from Yotsuya-station (Kojimachi exit)
- Tokyo Metro Marunouchi-Line: About five minutes walk from Yotsuya-station (exit No.1 to Yotsuya-mitsuke)
- Tokyo Metro Nanboku-Line: About five minutes walk from Yotsuya-station (exit No.3)
- Tokyo Metro Yurakucho-Line: About four minutes walk from Kojimachi-station (exit No.5)

[There are no parking lots in the vicinity of the venue. We suggest that you use public transportation.]

[Translation]

If you send this proxy card by mail, please make sure to drop it into a mailbox, after cutting this part off, so that we may receive it by May 25, 2005.

**REQUEST**

◎ Please drop this card into a mailbox without affixing a postage stamp.

◎ Please do not use this card on May 26, 2005 or later.

POSTCARD
1688766

Approved by Suginami-Minami post office
533

Postage paid by addressee

Effective until May 25, 2005

Ito Yokado Co., Ltd.

c/o Stock Transfer Agency Division
The Chuo Mitsui Trust and Banking Company, Limited

8-4, Izumi 2-chome, Suginami-ku, Tokyo

*Please do not mess the section below, which will be read mechanically.

*[numbers and a barcode are printed]*

[Translation]

# PROXY CARD

Shareholder No. Number of Exercisable Voting Rights

To Ito Yokado Co., Ltd.

I will exercise my voting right(s) with respect to the items of the agenda of the 47th Annual Shareholders' Meeting of your company to be held on May 26, 2005 (including a continuous meeting and an adjourned meeting) by marking a circle around "For" or "Against" in the relevant box on the right.

| Agenda Items | For or Against | |
|---|---|---|
| Agenda Item 1 | For | Against |
| Agenda Item 2 | For | Against |
| Agenda Item 3 | For | Against |
| Agenda Item 4 (excluding the following candidate(s)) | For | Against |
| | | |
| Agenda Item 5 (excluding the following candidate(s)) | For | Against |
| | | |
| Agenda Item 6 | For | Against |

May ______, 2005

*[name and address of a shareholder are printed]*
*[numbers and a barcode are printed]*

(Seal impression)

If you fail to indicate a vote for or against any agenda item, Ito Yokado Co., Ltd. shall deem that you vote for it.

Ito Yokado Co., Ltd

If you attend the shareholders' meeting, please submit this proxy card to the receptionist of the meeting without cutting the right part off.

CUT HERE

Shareholder No.:
Number of exercisable voting rights:

(Number of shares comprising one unit: 100 shares)

Details of Number of Shares You Hold:
Total (share(s))
Breakdown
Registered in the register of shareholders: (share(s))
Registered in the register of beneficial shareholders: (share(s))

**Request**

1. If you do not attend the shareholders' meeting, please complete the proxy card by indicating a vote for or against and affixing your seal, and return the proxy card to us so that we receive it by May 25, 2005.

2. Upon indication of a vote for or against Agenda Items 4 and 5, if you would like to indicate a different intention regarding a candidate, please fill in the candidate's number mentioned in the "Reference Matters Relating to the Exercise of Shareholders' Voting Rights."

3. For indication of a vote for or against, please use a ball-point pen in black ink and write circles clearly.

Ito Yokado Co., Ltd.